UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BBVA

BBVA Creating Opportunities

Results 2017

4Q17

2017

2017	BBVA GROUP HIGHLIGHTS	P.3

BBVA Group highlights

BBVA Group highlights

(Consolidated figures)

	31-12-17	Δ%	31-12-16	31-12-15
Balance sheet (million euros)
Total assets	690,059	(5.7)	731,856	749,855

Loans and advances to customers (gross)	400,369	(7.0)	430,474	432,855
Deposits from customers	376,379	(6.2)	401,465	403,362
Other customer funds	134,906	2.1	132,092	131,822

Total customer funds	511,285	(4.2)	533,557	535,184

Total equity	53,323	(3.8)	55,428	55,282

Income statement (million euros)
Net interest income	17,758	4.1	17,059	16,426
Gross income	25,270	2.5	24,653	23,680
Operating income	12,770	7.7	11,862	11,363
Protit/(loss) before tax	6,931	8.4	6,392	5,879
Net attributable profit	3,519	1.3	3,475	2,642
The BBVA share and share performance ratios
Number of shares (millions)	6,668	1.5	6,567	6,367
Share price (euros)	7.11	10.9	6.41	6.74
Earning per share (euros) (1)	0.48	(0.7)	0.49	0.37
Book value per share (euros)	6.96	(3.6)	7.22	7.47
Tangible book value per share (euros)	5.69	(0.6)	5.73	5.88
Market capitalization (million euros)	47,422	12.6	42,118	42,905
Yield (dividend/price; %)	4.2		5.8	5.5
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds) (2)	6.4		6.7	5.2
ROTE (net attributable profit/average shareholders’ funds excluding intangible assets) (2)	7.7		8.2	6.4
ROA (profit or loss for the year/average total assets)	0.68		0.64	0.46
RORWA (profit or loss for the year/average risk-weighted assets)	1.27		1.19	0.87
Efficiency ratio	49.5		51.9	52.0
Cost of risk	0.87		0.84	1.06
NPL ratio	4.4		4.9	5.4
NPL coverage ratio	65		70	74
Capital adequacy ratios (%)
CET1 fully-loaded	11.1		10.9	10.3
CET1 phase-in (3)	11.7		12.2	12.1
Tier 1 phase-in (3)	13.0		12.9	12.1

Total ratio phase-in (3)	15.4		15.1	15.0

Other information
Number of shareholders	891,453	(4.7)	935,284	934,244
Number of employees	131,856	(2.2)	134,792	137,968
Number of branches	8,271	(4.5)	8,660	9,145
Number of ATMs	31,688	1.8	31,120	30,616

(1)	Adjusted by additional Tier 1 instrument remuneration.
(2)	The ROE and ROTE ratios include in the denominator the Group’s average shareholders’ funds, but do not take into account the caption within total equity named “Accumulated other comprehensive income” with an average balance of -€1,139m in 2015, -€4,492m in 2016 and -€7,015 in 2017.
(3)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 80% phase-in for 2017 and a 60% for 2016.

2017	GROUP INFORMATION	P. 4

Group information

Relevant events

Results (pages 5-10)

•	Generalized sustained growth in more recurrent sources of revenue in practically all geographic areas.

•	Operating expenses remain under control, leading to an improvement in the efficiency ratio in comparison with 2016.

•	Impairment losses on financial assets has been influenced by the recognition of impairment losses of €1,123m from BBVA’s stake in Telefónica, S.A.

•	As a result, the net attributable profit was €3,519m. Without taking into account the impacts of the impairment losses in Telefónica in 2017 and the so-called “mortgage floor clauses” in 2016, the net attributable profit was up year-on-year by 19.7%.

Balance sheet and business activity (pages 11-12)

•	The year-on-year comparison of the Group’s balance sheet and business activity has been affected by the operations underway (sales of BBVA Chile and the real-estate business in Spain), which as of 31-Dec-2017 were reclassified as non-current assets and liabilities held for sale. Without taking into account the said reclassification (figures in comparable terms with respect to previous periods):

•	Loans and advances to customers (gross) continue to increase in emerging geographies but decline in Spain. There has been a slight recovery in the United States since the second half of 2017.

•	Non-performing loans continue to improve favorably.

•	Deposits from customers have performed particularly well in the more liquid and lower-cost items.

•	There was an increase in off-balance-sheet funds, mainly in mutual funds.

Solvency (page 13-14)

•	The capital position is above regulatory requirements and in line with the target established for the fully-loaded CET1 of 11%. The recognition of the impairment losses from Telefónica mentioned above does not negatively affect the Group’s solvency, as they are deducted from both equity and CET1.

Risk management (pages 15-16)

•	Good performance of the main credit risk metrics: as of 31-Dec-2017, the NPL ratio closed at 4.4%, the NPL coverage ratio at 65% and the cumulative cost of risk at 0.87%.

Transformation

•	The Group’s digital and mobile customer base and digital sales continue to increase in all the geographic areas where BBVA operates.

Other matters of interest

•	It is expected to be proposed for the consideration of the competent governing bodies a cash payment in a gross amount of euro 0.15 per share to be paid in April as final dividend for 2017.

2017	GROUP INFORMATION	P. 5

Results

BBVA Group’s net attributable profit for 2017 was €3,519m. It was affected by the negative impact of the recognition of impairment losses from its stake in Telefónica, S.A. as a result of the changes in the share price of the latter.

The Group thus generated a net attributable profit excluding the negative effect of these impairment losses of €4,642m. This represents growth of 33.6% on the net attributable profit in 2016 (up 19.7% excluding the charges for the so-called

“mortgage floor clauses” in 2016). Once more, there was a notably good performance of more recurring revenue and containment of operating expenses.

Unless expressly indicated otherwise, to better understand the changes in the main headings of the Group’s income statement, the year-on-year percentage changes given below refer to constant exchange rates.

Consolidated income statement: quarterly evolution

(Million euros)

	2017				2016
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,557	4,399	4,481	4,322	4,385	4,310	4,213	4,152
Net fees and commissions	1,215	1,249	1,233	1,223	1,161	1,207	1,189	1,161
Net trading income	552	347	378	691	379	577	819	357
Dividend income	86	35	169	43	131	35	257	45
Share of profit loss of entities accounted for using the equity method	5	6	(2)	(5)	7	17	(6)	7
Other operating income and expenses	(54)	154	77	108	159	52	(26)	66
Gross income	6,362	6,189	6,336	6,383	6,222	6,198	6,445	5,788
Operating expenses	(3,114)	(3,075)	(3,175)	(3,137)	(3,243)	(3,216)	(3,159)	(3,174)
Personnel expenses	(1,640)	(1,607)	(1,677)	(1,647)	(1,698)	(1,700)	(1,655)	(1,669)
Other administrative expenses	(1,143)	(1,123)	(1,139)	(1,136)	(1,180)	(1,144)	(1,158)	(1,161)
Depreciation	(331)	(344)	(359)	(354)	(365)	(372)	(345)	(344)
Operating income	3,248	3,115	3,161	3,246	2,980	2,982	3,287	2,614
Impairment on financial assets (net)	(1,885)	(976)	(997)	(945)	(687)	(1,004)	(1,077)	(1,033)
Provisions (net)	(180)	(201)	(193)	(170)	(723)	(201)	(81)	(181)
Other gains (losses)	(267)	44	(3)	(66)	(284)	(61)	(75)	(62)
Profit/(loss) before tax	916	1,982	1,969	2,065	1,285	1,716	2,053	1,338
Income tax	(499)	(550)	(546)	(573)	(314)	(465)	(557)	(362)
Profit/(loss) for the year	417	1,431	1,422	1,492	971	1,251	1,496	976
Non-controlling interests	(347)	(288)	(315)	(293)	(293)	(286)	(373)	(266)
Net attributable profit	70	1,143	1,107	1,199	678	965	1,123	709
Net attributable profit excluding results from corporate operations	70	1,143	1,107	1,199	678	965	1,123	709
Earning per share (euros) (1)	(0.00)	0.16	0.16	0.17	0.09	0.13	0.16	0.10
Net attributable profit without Telefónica and “mortgage floor	1,192	1,143	1,107	1,199	1,082	965	1,123	709
clauses” impacts (2)

(1)	Adjusted by additional Tier 1 instrument remuneration.
(2)	Excluding the impacts from the impairment losses from Telefónica in 2017 and the so-called “mortgage floor clauses” in 2016.

2017	GROUP INFORMATION	P. 6

Consolidated income statement

(Million euros)

	2017	Δ%	Δ% at constant exchange rates	2016
Net interest income	17,758	4.1	10.6	17,059
Net fees and commissions	4,921	4.3	9.4	4,718
Net trading income	1,968	(7.7)	(6.0)	2,132
Dividend income	334	(28.5)	(28.3)	467
Share of profit loss of entities accounted for using the equity method	4	(86.2)	(86.5)	25
Other operating income and expenses	285	13.4	2.8	252
Gross income	25,270	2.5	7.9	24,653
Operating expenses	(12,500)	(2.3)	2.2	(12,791)
Personnel expenses	(6,571)	(2.2)	1.9	(6,722)
Other administrative expenses	(4,541)	(2.2)	2.7	(4,644)
Depreciation	(1,387)	(2.7)	1.8	(1,426)
Operating income	12,770	7.7	14.1	11,862
Impairment on financial assets (net)	(4,803)	26.3	32.0	(3,801)
Provisions (net)	(745)	(37.2)	(37.8)	(1,186)
Other gains (losses)	(292)	(39.5)	(40.1)	(482)
Profit/(loss) before tax	6,931	8.4	18.1	6,392
Income tax	(2,169)	27.7	39.7	(1,699)
Profit/(loss) for the year	4,762	1.5	10.4	4,693
Non-controlling interests	(1,243)	2.0	19.1	(1,218)
Net attributable profit	3,519	1.3	7.6	3,475
Net attributable profit excluding results from corporate operations	3,519	1.3	7.6	3,475
Earning per share (euros) (1)	0.48			0.49
Net attributable profit without Telefónica and “mortgage floor clauses” impacts (2)	4,642	19.7	26.3	3,879

(1)	Adjusted by additional Tier 1 instrument remuneration.
(2)	Excluding the impacts from the impairment losses from Telefónica in 2017 and the so-called “mortgage floor clauses” in 2016.

Gross income

Cumulative gross income grew by 7.9% year-on-year, once more strongly supported by the positive performance of the more recurring items.

Net interest income continued to grow, rising significantly in the fourth quarter by 8.4% and a cumulative 10.6% year-on-year. This positive trend was once again driven by growth in activity, above all in emerging economies, and good management of customer spreads. By business areas there was a positive performance in Turkey (up 20.6%), South America (up 15.1%), the United States (up 13.0%) and Mexico (up 9.5%). In Spain, although this line item grew in the fourth quarter, there was a slight decline in the figure for the year as a whole as a result of lower loan volumes and sales of wholesale portfolios.

2017	GROUP INFORMATION	P. 7

Cumulative net fees and commissions performed very well in all the Group’s areas (up 9.4% year-on-year), strongly reflecting their appropriate diversification. The quarterly figure was also good (up 1.1% in the last three months).

As a result, more recurring revenue items (net interest income plus net fees and commissions) increased by 10.3% year-on-year (6.8% over the last three months).

Growth in NTI slowed in comparison with 2016 figures. This is basically due to lower sales of ALCO portfolios during this year.

The dividend income heading mainly includes income from the Group’s stake in the Telefónica group. The year-on-year decline of 28.3% in this figure can be explained by the reduction in the dividend paid by Telefónica, as well as the inclusion of dividends from China Citic Bank (CNCB) in the second quarter of 2016.

Finally, other operating income and expenses increased by 2.8% in year-on-year terms. It should be noted that the net contribution of the insurance business remained flat (up

0.1%) due mainly to the high level of claim ratios as a result of the natural disasters occurred in Mexico.

Operating income

Operating expenses were kept in check to a year-on-year increase of 2.2%. The above is due to the cost discipline implemented in all areas of the Group through efficiency plans that are now yielding results, and the materialization of some synergies (mainly resulting from the integration of Catalunya Banc - CX -). By business areas there were notable reductions in Spain and the Rest of Eurasia. In the rest of the geographic areas (Mexico, Turkey, the United States and South America), the year-on-year rise in costs was below or in line with the local average inflation.

As a result of the above, the efficiency ratio closed at 49.5%, below the figure of 51.9% in the previous year, and cumulative operating income rose by 14.1% over the last twelve months.

2017	GROUP INFORMATION	P. 8

Breakdown of operating expenses and efficiency calculation

(Million euros)

	2017	Δ%	2016
Personnel expenses	6,571	(2.2)	6,722
Wages and salaries	5,163	(2.0)	5,267
Employee welfare expenses	911	(2.9)	938
Training expenses and other	497	(3.7)	516
Other administrative expenses	4,541	(2.2)	4,644
Property, fixtures and materials	1,033	(4.3)	1,080
IT	1,018	5.2	968
Communications	269	(8.6)	294
Advertising and publicity	352	(11.4)	398
Corporate expenses	110	5.8	104
Other expenses	1,301	(4.8)	1,367
Levies and taxes	456	5.5	433
Administration costs	11,112	(2.2)	11,366
Depreciation	1,387	(2.7)	1,426
Operating expenses	12,500	(2.3)	12,791
Gross income	25,270	2.5	24,653
Efficiency ratio (operating expenses/gross income; %)	49.5		51.9

2017	GROUP INFORMATION	P. 9

Provisions and other

Impairment losses on financial assets of the year included the impairment losses of €1,123m from BBVA Group’s stake from Telefónica, S.A, as a result of the evolution of the price of the latter and in compliance with the requirements of the accounting standard IAS 39. Excluding this impact, this figure is 1.2% higher than the one for 2016. By business areas, the most significant was a reduction in Banking activity in Spain due to lower loan-loss provisioning needs. In contrast, there was an increase in the United States due to the inclusion of provisions allocated as a result of the estimated negative effect of the natural disasters in the third quarter and higher loan-loss provisioning related to consumer portfolio. Turkey, Mexico and South America also saw an increase, largely linked to the increase in lending activity, and to a lesser extent, the impact of increased needs for insolvency provisions associated with some wholesale customers in the case of South America.

As a result of the above the cumulative cost of risk in 2017 (0.87%) was barely three basis points above the figure in 2016 (0.84%).

The fall of 38.5% in provisions (net) and other gains (losses) can be explained by the inclusion in the fourth quarter of 2016 of a charge of €577m (€404m after tax) to cover the contingency linked to the decision of the Court of

Justice of the European Union (CJEU) on “mortgage floor clauses.” This item includes items such as provisions for contingent liabilities, contributions to pension funds, the provision needs for property and foreclosed assets and restructuring costs.

Results

As a result, the Group’s net attributable profit in 2017 was €3,519m, a year-on-year rise of 7.6%; not including the impairment Telefónica losses in 2017 and the aforementioned charge related to the so-called “mortgage floor clauses” in 2016, there was a rise of 26.3%. It is important to note that since March 2017 this figure has included the additional stake of 9.95% in the capital of Garanti, which has led to a positive impact of around €150m due to a reduction in the non-controlling interests heading.

By business area, banking activity in Spain generated a profit of €1,381m, Non-Core Real Estate generated a loss of €501m, the United States contributed a profit of €511m, Mexico

€2,162m, Turkey €826m, South America €861m and the Rest of Eurasia €125m.

2017	GROUP INFORMATION	P. 10

2017	GROUP INFORMATION	P. 11

Balance sheet and business activity

The year-on-year comparison of the Group’s balance sheet and business activity have been affected by the operations currently underway (the sales of BBVA Chile and the real-estate business in Spain), which as of December 31, 2017 were reclassified as non-current assets and liabilities held for sale (in the accompanying balance sheet, under the headings of other assets and other liabilities, respectively). Without taking into account the said reclassification (figures in comparable terms with respect to previous periods), the most significant items are shown below:

•	Geographic disparity of loans and advances to customers (gross). Lending increased in the emerging economies,

while Spain continued to deleverage. The United States registered a slight increase in lending during the second half of the year, resulting in the year-on-year loan balance closing at very similar levels.

•	Non-performing loans declined again, thanks to an improvement in Spain and the United States.

•	In deposits from customers, there was another notable increase across the board in lower-cost items such as current and savings accounts, and a decline in time deposits.

•	Off-balance-sheet funds continued to perform well in all items (mutual funds, pension funds and other customer funds).

Consolidated balance sheet

(Million euros)

	31-12-17	Δ%	31-12-16	30-09-17
Cash, cash balances at central banks and other demand deposits	42,680	6.6	40,039	36,023
Financial assets held for trading	64,695	(13.7)	74,950	65,670
Other financial assets designated at fair value through profit or loss	2,709	31.4	2,062	2,848
Available-for-sale financial assets	69,476	(12.3)	79,221	74,599
Loans and receivables	431,521	(7.4)	465,977	449,564
Loans and advances to central banks and credit institutions	33,561	(16.7)	40,268	36,556
Loans and advances to customers	387,621	(6.5)	414,500	401,734
Debt securities	10,339	(7.8)	11,209	11,275
Held-to-maturity investments	13,754	(22.3)	17,696	14,010
Investments in subsidiaries, joint ventures and associates	1,588	107.5	765	1,584
Tangible assets	7,191	(19.6)	8,941	7,963
Intangible assets	8,464	(13.5)	9,786	8,743
Other assets	47,981	48.0	32,418	29,793

Total assets	690,059	(5.7)	731,856	690,797

Financial liabilities held for trading	46,182	(15.5)	54,675	45,352
Other financial liabilities designated at fair value through profit or loss	2,222	(5.0)	2,338	2,372
Financial liabilities at amortized cost	543,713	(7.7)	589,210	559,289
Deposits from central banks and credit institutions	91,570	(6.8)	98,241	84,927
Deposits from customers	376,379	(6.2)	401,465	392,865
Debt certificates	63,915	(16.3)	76,375	69,285
Other financial liabilities	11,850	(9.7)	13,129	12,212
Liabilities under insurance contracts	9,223	0.9	9,139	9,665
Other liabilities	35,395	68.0	21,066	19,720

Total liabilities	636,736	(5.9)	676,428	636,397

Non-controlling interests	6,979	(13.5)	8,064	7,069
Accumulated other comprehensive income	(8,792)	61.1	(5,458)	(7,956)
Shareholders’ funds	55,136	4.4	52,821	55,287

Total equity	53,323	(3.8)	55,428	54,400

Total liabilities and equity	690,059	(5.7)	731,856	690,797
Memorandum item:
Collateral given	47,671	(5.7)	50,540	45,489

2017	GROUP INFORMATION	P. 12

Loans and advances to customers

(Million euros)

	31-12-17	Δ%	31-12-16	30-09-17
Public administration	25,671	(6.7)	27,506	25,828
Individuals	159,781	(7.4)	172,476	169,245
Residential mortgages	109,563	(10.5)	122,439	117,273
Consumer	36,235	3.0	35,195	37,556
Credit cards	13,982	(5.8)	14,842	14,416
Business	175,168	(7.7)	189,733	184,199
Business retail	19,692	(19.1)	24,343	20,185
Other business	155,476	(6.0)	165,391	164,014
Other loans	20,358	14.1	17,844	16,745
Non-performing loans	19,390	(15.4)	22,915	20,222
Loans and advances to customers (gross)	400,369	(7.0)	430,474	416,240
Loan-loss provisions	(12,748)	(20.2)	(15,974)	(14,506)
Loans and advances to customers	387,621	(6.5)	414,500	401,734

Customer funds

(Million euros)

	31-12-17	Δ%	31-12-16	30-09-17
Deposits from customers	376,379	(6.2)	401,465	392,865
Current accounts	245,249	5.9	231,638	242,566
Time deposits	110,320	(23.6)	144,407	127,897
Assets sold under repurchase agreement	8,119	(26.6)	11,056	10,442
Other deposits	12,692	(11.6)	14,364	11,959
Other customer funds	134,906	2.1	132,092	137,724
Mutual funds and investment companies	60,939	10.7	55,037	60,868
Pension funds	33,985	1.7	33,418	33,615
Other off-balance sheet funds	3,081	8.8	2,831	3,293
Customer portfolios	36,901	(9.6)	40,805	39,948
Total customer funds	511,285	(4.2)	533,557	530,589

2017	GROUP INFORMATION	P. 13

Solvency

Capital base

The BBVA Group’s fully-loaded CET1 ratio stood at 11.1% at the end of December 2017, in line with the target of 11%. This ratio has increased by 18 basis points since the end of 2016, leveraged on organic earning generation and reduction of RWA capital consumption.

During 2017, the capital ratio was affected by the acquisition of an additional 9.95% stake in Garanti and the sale of CNCB. These transactions have had a combined negative effect on the ratio of 13 basis points. In addition, the Group also recognized losses of €1,123m in 2017 as a result of the impairment losses from its stake in Telefónica. However, this impact does not affect the capital base, as these losses are deducted from the Group’s capital.

RWAs declined year-on-year, largely due to the depreciation of currencies against the euro (in particular, the Turkish lira and U.S. dollar).

BBVA S.A. carried out two capital issuances classified as additional tier 1 (AT1) capital (contingent convertible), for €500m and USD 1 billion, respectively (the latter in the U.S. market, with a prospectus registered with the SEC and not yet calculated in the Group’s Tier 1 as of 31-Dec-2017). As Tier 2 level, BBVA S.A. issued subordinated debt during the year for a total of approximately €1.5 billion; and in Turkey, Garanti issued USD 750m.

Finally, with respect to capital distribution, the last “dividend-option” program was completed in April, with holders of 83.28% of rights choosing to receive new shares. On October 10, an interim dividend for 2017 was distributed at €0.09 per share.

Capital base (1, 2)

(Million euros)

	CRD IV phased-in (1)			CRD IV fully-loaded
	31-12-17 (3)	31-12-16	30-09-17	31-12-17 (3)	31-12-16	30-09-17
Common Equity Tier 1 (CET 1)	42,337	47,370	43,393	40,058	42,398	40,899
Tier 1	46,977	50,083	47,983	46,313	48,459	47,138
Tier 2	8,798	8,810	9,237	8,624	8,739	8,953
Total Capital (Tier 1 + Tier 2)	55,775	58,893	57,219	54,937	57,198	56,091
Risk-weighted assets	361,686	388,951	365,314	361,686	388,951	365,314
CET1 (%)	11.7	12.2	11.9	11.1	10.9	11.2
Tier 1 (%)	13.0	12.9	13.1	12.8	12.5	12.9
Tier 2 (%)	2.5	2.3	2.5	2.5	2.2	2.4
Total capital ratio (%)	15.5	15.1	15.7	15.3	14.7	15.4

(1)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 80% phase-in for 2017 and a 60% for 2016.
(2)	As of 31-12-2017 it includes update of the calculation on Structural FX RWA, pending confirmation by ECB. Additionally, it includes the AT2 issuance by Garanti, pending approval by ECB for the purpose of computability in the Group’s ratio.
(3)	Preliminary data.

2017	GROUP INFORMATION	P. 14

As of 31-Dec-2017 the CET1 phased-in capital ratio stood at 11.7%, the Tier 1 ratio at 13.0% (13.3% taking into account the AT1 issuance of USD 1 billion on the U.S. market in the fourth quarter of 2017) and the Tier 2 ratio of 2.5%, resulting in a total capital ratio of 15.5% (15.8% taking into account the AT1 issuance mentioned above). These levels are above the requirements established by the regulator in its SREP letter and the systemic buffers applicable to BBVA Group for 2017 (7.625% for the phased-in CET1 ratio and 11.125% for the total capital ratio). Starting on January 1, 2018, the requirement has been established at 8.438% for the phased-in CET1 ratio and 11.938% for the total capital ratio. The change with respect to 2017 is due to the progressive implementation of the capital conservation buffers and the buffer related to other systemically important banks. The regulatory requirement for 2018 in fully-loaded terms remains unchanged (CET1 of 9.25% and total ratio of 12.75%) compared with the previous year.

Finally, the Group maintains a sound leverage ratio: 6.6% under fully-loaded criteria (6.7% phased-in), which continues to be the highest in its peer group.

Ratings

In 2017, Standard & Poor’s (S&P) raised its outlook for BBVA to positive from stable as a result of a similar improvement in Spain’s sovereign rating outlook, with both ratings being maintained at BBB+. Scope Ratings raised BBVA’s long-term rating one notch from A to A+, and the short-term rating from S-1 to S-1+, both with a stable outlook. The rest of the credit rating agencies did not change either BBVA’s rating or its outlook in 2017.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Stable
Fitch	A-	F-2	Stable
Moody’s (1)	Baa1	P-2	Stable
Scope Ratings	A+	S-1+	Stable
Standard & Poor’s	BBB+	A-2	Positive

(1)	Additionally, Moody’s assigns an A3 rating to BBVA’s long-term deposits.

2017	GROUP INFORMATION	P. 15

Risk management

Credit risk

BBVA Group’s risk metrics have continued to perform positively throughout the year:

•	Credit risk remained flat in the last quarter, with a cumulative decline of 4.0% since the end of 2016 (up 2.0% both in the quarter and over the year at constant exchange rates). The deleveraging process continued in Spain. At constant exchange rates in year-on-year terms, Turkey and Mexico grew by 4.3% and 6.9% respectively, South America 9.5% (Argentina by 67.9%, Chile and Colombia around 10%) and the United States remained practically stable (up 0.4%).

•	Non-performing loans maintained their downward trend, falling by 2.1% over the quarter and 13.2% relative to December 2016. At constant exchange rates, the figures were down 0.8% over the quarter and down 10.5% in annual terms. Good performance in Spain and the United States and increases mainly in Turkey and South America, due to the deterioration of some wholesale customers.

•	The Group’s NPL ratio improved again (down 9 basis points over the last three months and 47 basis points compared with the close of 2016) to 4.4% as of 31-Dec-2017, driven by the decline in non-performing loans.
•	Provisions also declined, both in the last three months and over the year (down 11.5% and 19.6%, respectively). At constant exchange rates, the rates of variation were down 9.2% and 15.2% since September 2017 and December 2016, respectively.

•	As a result, the NPL coverage ratio closed at 65%.

•	Finally, the cumulative cost of risk as of December 2017 was 0.87%, showing stable progress in 2017 and closing three basis points above the cumulative figure for 2016
•	(0.84%).

Credit risks (1)

(Million euros)

	31-12-17 (2)	30-09-17	30-06-17	31-03-17	31-12-16
Non-performing loans and contingent liabilities	20,492	20,932	22,422	23,236	23,595
Credit risks	461,303	461,794	471,548	480,517	480,720
Provisions	13,319	15,042	15,878	16,385	16,573
NPL ratio (%)	4.4	4.5	4.8	4.8	4.9
NPL coverage ratio (%)	65	72	71	71	70

(1)	Include gross loans and advances to customers plus guarantees given.
(2)	Figures without considering the reclassification of non-current assets held for sale.

Non-performing loans evolution

(Million euros)

	4Q 17 (1)	3Q 17	2Q 17	1Q 17	4Q 16
Beginning balance	20,932	22,422	23,236	23,595	24,253
Additions	3,757	2,268	2,525	2,490	3,000
Recoveries	(2,142)	(2,001)	(1,930)	(1,698)	(2,141)
Net variation	1,616	267	595	792	859
Write-offs	(1,980)	(1,575)	(1,070)	(1,132)	(1,403)
Exchange rate differences and other	(75)	(181)	(340)	(18)	(115)
Period-end balance	20,492	20,932	22,422	23,236	23,595
Memorandum item:
Non-performing loans	19,753	20,222	21,730	22,572	22,915
Non-performing contingent liabilities	739	710	691	664	680

(1)	Figures without considering the reclassification of non-current assets held for sale. Temporary data.

2017	GROUP INFORMATION	P. 16

Structural risks

Liquidity and funding

Management of liquidity and funding in BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance, always in compliance with current regulatory requirements.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity is correctly reflected in the price formation process.

In 2017 liquidity and funding conditions remained comfortable across BBVA Group’s global footprint:

•	The financial soundness of the Group’s banks continues to be based on the funding of lending activity, fundamentally through the use of stable customer funds.

•	In the Eurozone, the liquidity situation is comfortable and the credit gap has narrowed on the balance sheet thanks to the positive behavior of customer liabilities.

•	In Mexico, the liquidity position is sound, despite market volatility. Deposits have shown a very positive trend over the year, leading to a considerable narrowing of the credit gap.

•	In the United States, the credit gap has widened because of the area’s deliberate strategy to control the cost of deposits. It is worth noting that in the first quarter of 2017 Standard & Poors (S&P) upgraded its outlook for BBVA Compass’ rating (BBB+) from negative to stable.

•	The liquidity situation in Turkey is comfortable, boosted by a maintenance of good market conditions, with a slight increase in the credit gap as a result of the growth of lending spurred by the government’s Credit Guarantee Fund (CGF) program.

•	In South America, the liquidity situation remains comfortable, allowing a reduction of the growth of wholesale deposits to match growth in lending activity.

•	In the fourth quarter of 2017, BBVA S.A. carried out an issuance of additional Tier 1 in the American market for USD 1 billion, with the prospectus registered with the SEC.
•	In total, BBVA S.A. issued €7.1 billion in 2017, of which €5.8 billion were on the wholesale funding markets, using the formats of senior debt (€2.5 billion), Tier 2 (€1 billion), senior non-preferred (€1.5 billion) and Tier 1 (USD 1 billion). It also closed a number of private issuance transactions of senior non-preferred securities for a total of €290m, Tier 2 securities for about €500m and additional Tier 1 for €500m.

•	The long-term wholesale funding markets have remained stable in the other geographical areas where the Group operates.

•	In Mexico, BBVA Bancomer has carried out two local senior debt issuances for a total of MXN 7 billion, with maturities of three and five years.

•	In the United States, BBVA Compass returned to the markets in the second quarter with a five-year senior debt issue of USD 750m.

•	In Turkey, Garanti’s securities issuances have continued to strengthen its balance-sheet structure over the whole year. Worth noting are the following issuances: senior debt of USD 500m, subordinated debt of USD 750m, collateralized bonds for a total of 1,680m liras, securitizations for USD 685m, and renewal of syndicated loans with a new two-year tranche.

•	In South America, BBVA Chile has also made a number of senior debt issuances with maturities ranging from four to ten years on the local market for an equivalent of €505m. BBVA Continental in Peru has also issued €182m on the local market through a number of issues with a maturity of three years; and in Argentina, BBVA Francés has issued a total of €49m in two-year and three-year bonds, as well as making a capital increase of €400m.

•	Short-term funding has continued to perform positively, in a context marked by a high level of liquidity.

•	BBVA Group’s liquidity coverage ratio (LCR) has remained comfortably above 100% throughout 2017, without including liquidity transfers between subsidiaries; in other words, no kind of excess liquidity levels in the subsidiaries abroad is considered in the calculation of the consolidated ratio. As of 31 December 2017, the LCR stood at 128%. Although this requirement is only established at Group level, the minimum level is easily exceeded in all the subsidiaries (Eurozone, 151%; Mexico, 148%; Turkey, 134%; and the United States, 144% 1).

1: Compass LCR calculated according to local regulation (Fed Modified LCR).

2017	GROUP INFORMATION	P. 17

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The year 2017 was notable for the depreciation against the euro of the main currencies in which the Group operates: the U.S. dollar down 12.1%, the Mexican peso down 8.0% and the Turkish lira down 18.5%. In this context, BBVA has maintained its policy of actively hedging its main investments in emerging countries, covering on average between 30% and 50% of earnings expected for the fiscal year and around 70% of the excess CET1 capital ratio (which is not naturally covered by the ratio itself). In accordance with this policy, the sensitivity of the CET1 ratio to a depreciation of 10% of the main emerging currencies (Mexican peso or Turkish lira) against the euro remains at around one negative basis point for each of these currencies, and the coverage level of the expected earnings for 2018 in these two countries is around 50% in Mexico and 40% in Turkey.

Interest rates

The aim of managing interest-rate risk is to maintain a sustained growth of net interest income in the short and medium term, irrespective of interest-rate fluctuations, while controlling the impact on the capital adequacy ratio through the valuation of the portfolio of available-for-sale assets.

The Group’s banks have fixed-income portfolios to manage the balance-sheet structure. In 2017, the results of this management have been satisfactory, with limited risk strategies in all the Group’s banks.

Finally, the following is worth noting with respect to the monetary policies pursued by the different central banks of the main geographical areas where BBVA operates:

•	No relevant changes in the Eurozone, where rates remain at 0% and the deposit facility rate at -0.40%.

•	In the United States the upward trend in interest rates continues, with three hikes in 2017 to 1.50%.
•	In Mexico, Banxico made five interest-rate hikes during the year, leaving the monetary policy level at 7.25%.

•	In Turkey, the period has been marked by the Central

•	Bank’s (CBRT’s) interest-rate hikes, which have increased the average funding rate to 12.75%.

•	In South America, the monetary authorities have continued their expansive policies, lowering rates in Peru (100 basis points), Colombia (275 basis points) and Chile (100 basis points). In Argentina, where inflation has resisted falling, there has been an increase of 400 basis points in the interest rate.

Economic capital

Consumption of economic risk capital (ERC) at the close of December 2017 stood at €34,401m in consolidated terms, which is equivalent to a decline of 1.7% with respect to the September figure. At constant exchange rates, the variation was up 1.1%, located in: credit risk, due to an increase in activity (higher activity in Turkey and South America); trading risk; focused in Spain and Mexico; and operational risk, due to the annual update of the model. This was partially offset by a fall in the equity investment valuation, due to the decline in Telefónica’s stock price; structural risk, explained by the increased hedges on the Turkish lira and Mexican peso; fixed assets; and rate interest, especially focused in Mexico.

2017	GROUP INFORMATION	P. 18

The BBVA share

Global economic growth held steady at around 1% quarter-on-quarter in the first nine months of 2017, and latest available indicators suggest that this momentum continued into the final part of the year. Confidence data continues to improve, accompanied by a recovery in world trade and the industrial sector, while private consumption remains robust in developed countries. This positive trend reflects improved economic performance in all regions: in contrast to other post-financial crisis periods, there has been a global synchronous recovery.

With respect to the main stock-market indices, in Europe the Stoxx 50 and Euro Stoxx 50 closed the year with gains of 5.6% and 6.5% respectively. In Spain the Ibex 35 fell back slightly over the last three months by 3.3%, but its cumulative performance for the year has remained positive, recording a gain of 7.4%. In the United States, the S&P 500 index performed very positively during the year, with a gain of 19.4% since December 2016.

The banking sector in Europe has also performed positively in 2017. The European bank index Stoxx Banks, which includes British banks, gained 8.1%, while the Eurozone bank index, the Euro Stoxx Banks, was up 10.9% in the same period. In the

United States the S&P Regional Banks index gained 6.0% over the year compared to the closing data as of the end of 2016.

The BBVA share closed 2017 at €7.11, a cumulative gain of 10.9% since December 2016. This represents a relatively better performance than the European banking sector and the Ibex 35.

The BBVA share and share performance ratios

	31-12-17	31-12-16
Number of shareholders	891,453	935,284
Number of shares issued	6,667,886,580	6,566,615,242
Daily average number of shares traded	35,820,623	47,180,855
Daily average trading (million euros)	252	272
Maximum price (euros)	7.93	6.88
Minimum price (euros)	5.92	4.50
Closing price (euros)	7.11	6.41
Book value per share (euros)	6.96	7.22
Tangible book value per share (euros)	5.69	5.73
Market capitalization (million euros)	47,422	42,118
Yield (dividend/price; %) (1)	4.2	5.8

(1)	Calculated by dividing shareholder remuneration over the last twelve months over the closing price at the end of the period.

In the Significant Event published on February 1, 2017, BBVA announced its intention of modifying its shareholder remuneration policy to one of a fully cash payment. This policy will be formed each year of an interim dividend (which is expected to be paid in October) and a final dividend (which will be paid out upon completion of the final year and following approval of the application of the result, foreseeably in April).

These payouts will be subject to appropriate approval by the corresponding governing bodies. It is expected to be proposed for the consideration of the competent governing bodies a cash payment in a gross amount of euro 0.15 per share to be paid in April as final dividend for 2017.

As of December 31, 2017, the number of BBVA shares was still 6,668 million and the number of shareholders was 891,453. Investors resident in Spain holded 43.44% of share capital, while non-resident shareholders holded the remaining 56.56%.

2017	GROUP INFORMATION	P. 19

Shareholder structure

(31-12-2017)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 150	184,797	20.7	13,171,010	0.2
151 to 450	182,854	20.5	49,996,632	0.7
451 to 1800	279,883	31.4	272,309,651	4.1
1,801 to 4,500	128,005	14.4	364,876,715	5.5
4,501 to 9,000	59,585	6.7	375,424,611	5.6
9,001 to 45,000	49,938	5.6	869,649,638	13.0
More than 45,001	6,391	0.7	4,722,458,323	70.8

Total	891,453	100.0	6,667,886,580	100.0

BBVA shares are listed on the main stock market indices, such as the Ibex 35, Euro Stoxx 50 and Stoxx 50, with a weighting of 8.9%, 2.0% and 1.3% respectively. They are also listed on several sector indices, including the Euro Stoxx

Banks, with a weighting of 8.7%, and the Stoxx Banks, with a weighting of 4.3%.

Finally, BBVA maintains a significant presence on a number of international sustainability indices or ESG (environmental, social and governance) indices, which evaluate the performance of companies in this area, as summarized in the table below.

Sustainability indices on which BBVA is listed as of 31-12-2017 (1)

(1)	The inclusion of BBVA in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein donot constitute a sponsorship, endorsement or promotion of BBVA by MSCI or any of its affiliates. The MSCI indices are the exclusive property of MSCI. MSCI and MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

2017	GROUP INFORMATION	P. 20

Responsible banking

For Spanish companies, the implementation of corporate social responsibility plans is of crucial importance when designing their strategies. The year 2017 has been good in terms of regulation, but there is still much progress to be made.

BBVA Group has a differential banking model based on seeking out a return adjusted to principles, strict legal compliance, best practices and the creation of long-term value for all stakeholders. The four pillars of BBVA’s responsible banking model are as follows:

1. Creation of lasting and more balanced relationships with customers

… Through transparent, clear and responsible communication and financial education in the solutions that we offer. BBVA is developing and collaborating with numerous programs, many of which are designed for young people.

2. Full integration of how we do business

… Through responsible business policies, a reputational risk model, and a people-centric culture throughout the

Organization.

3. Promotion of responsible and sustainable growth

… Through financial inclusion, sustainable finance, support for SMEs and responsible investment.

4. Investment in the community

… With priority for financial education initiatives for society, entrepreneurship, knowledge and other social causes that are relevant from a local point of view.

It is worth noting that BBVA forms part of the group of 14 banks that have committed to the United Nations environmental program for financial institutions (UNEP-FI), by which they work to implement the recommendations on financial information related to climate change published in July by the Task Force on Climate-Related Disclosure and promoted by the Financial Stability Board within the G-20 framework. The goal of these recommendations is to contribute to a more sustainable financial system in which investment and finance decisions involve a longer-term vision and incorporate environmental and social factors. The information published by companies is key in this respect. BBVA’s new strategy on climate change will mean a firm commitment to the Paris Agreement on the climate and will be aligned with actions on a global level to make possible a transition to a low-carbon economy. The Group is firmly committed to the fight against global warming and to making a contribution to the UN Sustainable Development Goals.

Moreover, as a leading entity in green finance, BBVA has the capacity and knowledge to provide its customers with quality advice on sustainable finance solutions through both bonds and loans, and it is also playing a key role in the development of this market. The Bank was the most active Spanish bookrunner in the green bond market in 2016 and is now a leading player in the green loan market, having closed a number of key transactions at global level in 2017.

2017	BUSINESS AREAS	P. 21

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

In 2017 the reporting structure of BBVA Group’s business areas remained basically the same as in 2016. It is worth noting that BBVA announced the signing of two agreements, one for the sale of BBVA Chile to The Bank of Nova Scotia (Scotiabank) and another for the creation of a joint venture to which BBVA’s real-estate business in Spain will be transferred for the subsequent sale of 80% of the company created to a subsidiary of Cerberus Capital Management, L.P. (Cerberus). For the purpose of the explanations given in this report, the figures for Non Core Real Estate and South America are shown on a comparable basis with previous periods, even though within the Group the operations underway that are mentioned above have been reclassified as non-current assets and liabilities held for sale. The Group’s business areas are summarized below:

•	Banking activity in Spain includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•	Non Core Real Estate covers specialist management in Spain of loans to developers in difficulties and real-estate assets mainly coming from foreclosed assets, originated from both, residential mortgages, as well as loans to developers. New loan production to developers or loans that are not in difficulties are managed by Banking activity in Spain.

•	The United States includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•	Mexico basically includes all the banking and insurance businesses carried out by the Group in the country.

•	Turkey includes the activity of the Garanti group.
•	South America basically includes BBVA’s banking and insurance businesses in the region.

•	The rest of Eurasia includes business activity in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area.

In addition to the above, all the areas include a remainder made up basically of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB), in the geographical areas where it operates. This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas, Turkey and CIB areas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The information by areas is based on units at the lowest level and/or companies making up the Group, which are assigned to the different areas according to the main geographical area in which they carry out their activity.

2017	BUSINESS AREAS	P. 22

Major income statement items by business area

(Million euros)

		Business areas
	BBVA Group	Banking activity in Spain	Non Core Real-estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center
2017
Net interest income	17,758	3,738	71	2,158	5,437	3,331	3,200	180	18,115	(357)
Gross income	25,270	6,180	(17)	2,919	7,080	4,115	4,451	468	25,196	73
Operating income	12,770	2,802	(132)	1,061	4,635	2,612	2,444	160	13,580	(811)
Profit/(loss) before tax	6,931	1,866	(673)	784	2,948	2,147	1,691	177	8,940	(2,009)
Net attributable profit	3,519	1,381	(501)	511	2,162	826	861	125	5,363	(1,844)
2016
Net interest income	17,059	3,877	60	1,953	5,126	3,404	2,930	166	17,514	(455)
Gross income	24,653	6,416	(6)	2,706	6,766	4,257	4,054	491	24,684	(31)
Operating income	11,862	2,837	(130)	863	4,371	2,519	2,160	149	12,769	(907)
Profit/(loss) before tax	6,392	1,268	(743)	612	2,678	1,906	1,552	203	7,475	(1,084)
Net attributable profit	3,475	905	(595)	459	1,980	599	771	151	4,269	(794)

(1)	Excludes the Corporate Center.
(2)	Includes the areas Banking activity in Spain and Non Core Real Estate.

Major balance sheet items and risk-weighted assets by business area

(Million euros)

		Business areas
	BBVA Group	Banking activity in Spain	Non Core Real-estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center	NCA&L variation (1)
31-12-17
Loans and advances to customers	387,621	183,172	3,521	54,406	45,080	51,378	48,272	14,864	400,693	—	(13,072)
Deposits from customers	376,379	177,763	13	61,357	49,414	44,691	45,666	6,700	385,604	—	(9,225)
Off-balance sheet funds	98,005	62,054	4	—	19,472	3,902	12,197	376	98,005	—
Total assets/liabilities and equity	690,059	319,417	9,714	80,493	89,344	78,694	74,636	17,265	669,562	20,496
Risk-weighted assets	361,686	111,825	9,691	58,682	43,715	62,768	55,665	12,916	355,260	6,426
31-12-16
Loans and advances to customers	414,500	181,137	5,946	61,159	46,474	55,612	48,718	15,325	414,370	130
Deposits from customers	401,465	180,544	24	65,760	50,571	47,244	47,927	9,396	401,465	—
Off-balance sheet funds	91,287	56,147	8	—	19,111	3,753	11,902	366	91,287	—
Total assets/liabilities and equity	731,856	335,847	13,713	88,902	93,318	84,866	77,918	19,106	713,670	18,186
Risk-weighted assets	388,951	113,194	10,870	65,492	47,863	70,337	57,443	15,637	380,836	8,115

(1)	Non-current assets and liabilities held for sale (NCA&L) from the BBVA Chile and real estate operations.

2017	BUSINESS AREAS	P. 23

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•	Risk adjusted return. Calculation of risk adjusted return per transaction, customer, product, segment, unit and/or business area is sustained on ERC, which is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord.
•	Internal transfer prices. BBVA Group has a transfer prices system whose general principles apply in the Bank’s different entities, business areas and units.

•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, adjustments are required to eliminate shadow accounting entries that are registered in the earnings of two or more units as a result of cross-selling incentives.

Interest rates

(Quarterly averages. Percentage)

	2017				2016
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.04
Euribor 3 months	(0.33)	(0.33)	(0.33)	(0.33)	(0.31)	(0.30)	(0.26)	(0.19)
Euribor 1 year	(0.19)	(0.16)	(0.13)	(0.10)	(0.07)	(0.05)	(0.02)	0.01
USA Federal rates	1.30	1.25	1.05	0.80	0.55	0.50	0.50	0.50
TIIE (Mexico)	7.42	7.37	7.04	6.41	5.45	4.60	4.08	3.80
CBRT (Turkey)	12.17	11.97	11.80	10.10	7.98	7.99	8.50	8.98

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
		Δ% on	Δ% on		Δ% on
	31-12-17	31-12-16	30-09-17	2017	2016
Mexican peso	23.6614	(8.0)	(9.3)	21.3297	(3.1)
U.S. dollar	1.1993	(12.1)	(1.6)	1.1296	(2.0)
Argentine peso	22.5830	(26.6)	(8.2)	18.7375	(12.8)
Chilean peso	738.01	(4.7)	1.9	732.60	2.2
Colombian peso	3,584.23	(11.7)	(3.1)	3,333.33	1.4
Peruvian sol	3.8813	(9.0)	(0.7)	3.6813	1.4
Venezuelan bolivar	18,181.82	(89.6)	(66.7)	18,181.82	(89.6)
Turkish lira	4.5464	(18.5)	(7.6)	4.1213	(18.9)

2017	BUSINESS AREAS	P. 24

Banking activity in Spain

Highlights
•	Deleveraging and increase in more liquid resources and off-balance-sheet continue.
•	Good performance of net fees and commissions.
•	Reduction of operating expenses.
•	Solid asset-quality indicators.

2017	BUSINESS AREAS	P. 25

Macro and industry trends

According to the latest information from the National Institute of Statistics (INE, according to the acronym in Spanish), the Spanish economy once more registered quarterly growth of

0.8% in the third quarter of 2017, maintaining relative stability over the year, thanks to stronger domestic demand. The most recent indicators point to slight moderation in the final part of the year, in a context of greater uncertainty, although the factors underlying growth continue in place and still suggest a solid growth in GDP. There is still a positive inertia in the data on activity and employment, as well as a more favorable global environment, while monetary policy continues expansive. As a result, GDP growth in the Spanish economy could be more than 3% 2017 as a whole.

Regarding the Spanish banking system, data from the Bank of Spain show that the total volume of private-sector lending

(families and companies) continued its declining trend over the year (down 1.8% in the last twelve months through November 2017). However, since August there have been signs of a slight upturn in the total volume of credit in the economy, although it is still too weak to consider confirm that there has been a turning point. The cumulative volume of new lending through November 2017 showed year-on-year growth of 5.5%, with a rise in all portfolios (up 8.1% in the case of new lending to households and SMEs, which has risen consistently for 47 consecutive months). Non-performing loans in the sector continue to improve. As of November 2017, the NPL ratio was down until 8.1%, more than one percentage point below the previous year’s figure, despite the year-on-year fall in the lending volume. This improvement is therefore due to the reduction of the volume of non-performing assets in the system (down 13.9% in the last twelve months to November 2017 and down 48% compared to the the maximum figure reached as of December 2013). The system’s liquidity position continues to be comfortable. The funding gap

(difference between the volume of loans and total deposits) fell to €129 billion, 5% of the total balance sheet of the system.

Activity

As of 31-Dec-2017, lending (performing loans under management) were down by 1.1% compared to the figure in December 2016 (up 0.6% over the quarter). This was primarily driven by a reduction in the mortgage (down 5.3% over the last twelve months and down 1.2% over the quarter) and the public sector portfolios (down 12.7% and 5.1% respectively). In contrast, commercial loans (up 6.4% since the close of 2016 and up 2.7% in the quarter), small businesses loans (up 2.7% and 2.6%, respectively), and consumer finance (up 46.0% and 13.8% respectively), have performed well, driven by the good performance of new loan

Financial statements and relevant business indicators

(Million euros. Percentage)

Income statement	2017	Δ%	2016
Net interest income	3,738	(3.6)	3,877
Net fees and commissions	1,561	5.7	1,477
Net trading income	555	(29.4)	786
Other income/expenses	327	17.9	277
of which insurance activities (1)	438	9.6	400
Gross income	6,180	(3.7)	6,416
Operating expenses	(3,378)	(5.6)	(3,579)
Personnel expenses	(1,916)	(4.2)	(2,000)
Other administrative expenses	(1,150)	(8.1)	(1,251)
Depreciation	(313)	(4.4)	(327)
Operating income	2,802	(1.3)	2,837
Impairment on financial assets (net)	(567)	(25.7)	(763)
Provisions (net) and other gains (losses)	(369)	(54.3)	(807)
Profit/(loss) before tax	1,866	47.2	1,268
Income tax	(482)	33.9	(360)
Profit/(loss) for the year	1,384	52.5	908
Non-controlling interests	(3)	(3.6)	(3)
Net attributable profit	1,381	52.7	905

(1)	Includes premiums received net of estimated technical insurance reserves.

Balance sheets	31-12-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	13,463	10.1	12,230
Financial assets	88,131	(12.2)	100,394
Loans and receivables	213,037	(0.7)	214,497
of which loans and advances to customers	183,172	1.1	181,137
Inter-area positions	1,501	(67.8)	4,658
Tangible assets	877	(38.9)	1,435
Other assets	2,409	(8.5)	2,632
Total assets/liabilities and equity	319,417	(4.9)	335,847
Financial liabilities held for trading and designated at fair value through profit or loss	36,817	(9.1)	40,490
Deposits from central banks and credit institutions	62,226	(5.8)	66,029
Deposits from customers	177,763	(1.5)	180,544
Debt certificates	33,301	(13.1)	38,322
Inter-area positions	—	—	—
Other liabilities	391	(68.0)	1,220
Economic capital allocated	8,920	(3.5)	9,242

Relevant business indicators	31-12-17	Δ%	31-12-16
Loans and advances to customers (gross) (1)	177,764	(1.6)	180,595
Non-performing loans and contingent liabilities	10,833	(8.3)	11,819
Customer deposits under management (1)	173,283	(0.9)	174,809
Off-balance-sheet funds (2)	62,054	10.5	56,147
Risk-weighted assets	111,825	(1.2)	113,194
Efficiency ratio (%)	54.7		55.8
NPL ratio (%)	5.2		5.8
NPL coverage ratio (%)	50		53
Cost of risk (%)	0.31		0.32

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance-sheet funds.

2017	BUSINESS AREAS	P. 26

production with cumulative year-on-year growth rates of 10.4% for businesses (including small businesses up to large corporations) and of 34.7% in consumer finance. It is worth noting that in 2017 there was a transfer of the outstanding portfolio of performing loans to developers for an amount exceeding €1bn from Non Core Real-Estate to Banking

Activity in Spain.

Regarding asset quality, there was a further decline in NPLs balance. This decline has had a positive impact on the NPL ratio, which fell by 8 basis points over the last three months to

5.2%. The NPL coverage ratio stood at 50%.

Customer deposits under management were slightly reduced (down 0.9%) compared to the figure as of December 2016. By products, there was a further decline in time deposits (down 32.7% year-on-year and down 16.9% in the quarter), once again partially offset by an increase in current and savings accounts (up 20.2% and 6.3% respectively) and off-balance-sheet funds. The latter have continued their positive trend, with a year-on-year growth of 10.5% and 3.3% over the quarter. This performance was largely the result of increases in mutual funds (up 16.4% and 4.7%, respectively), and to a lesser extent, an increase in pension funds (up 2.4% and 1.3%, respectively).

Results

The key aspects of the income statement in the area are:

•	Fourth quarter net interest income was up 2.1% on the figure for the previous quarter. However, the 3.6% year-on-year cumulative decline in this item is the result of lower loan volumes and sales of wholesale portfolios.

•	Good performance of net fees and commissions, thanks mainly to the positive contribution from wholesale businesses and the increase of those coming from mutual funds. They have increased by 5.7% compared to the figure at the end of 2016.

•	Smaller contribution from NTI relative to the figure for 2016, strongly affected by capital gains (€138m before tax) from the VISA deal in the second quarter of the previous year.
•	Year-on-year increase of 17.9% in other income/expenses. Under this category it is worth highlighting the performance of the insurance activity, whose net result (included in this heading) grew by 9.6%, strongly linked to the increase in new policies contracting during the period and the low claims ratio.

•	As a result, gross income declined by 3.7% year-on-year, mainly due to a smaller volume of lending, sales of wholesale portfolios and the NTI generated in the 2016 VISA deal.

•	Very positive trend in operating expenses, which declined by 5.6% on the same period of 2016 (down 0.8% in the last quarter). This reduction was again linked to the synergies related to the integration of CX and the ongoing implementation of efficiency plans.

•	As a result, the efficiency ratio closed the year at 54.7% (55.8% in 2016) and operating income was barely 1.3% below the figure registered in the previous year.

•	Impairment losses on financial assets have declined 25.7% year-on-year as a result of lower loan-loss provisioning needs. The area’s cumulative cost of risk continues improving, standing at 0.31% as of 31-Dec-2017.

•	Finally, the provisions (net) and other gains (losses) heading fell year-on-year by 54.3%, basically because in the fourth quarter of 2016 there was a charge of €577m before taxes (€404m after taxes) to cover the contingency of future claims by customers linked to the decision of the CJEU on “mortgage floor clauses” in consumer mortgage loans. This item also includes the costs resulting from the restructuring process involved.

As a result, the net attributable profit generated by Banking Activity in Spain in 2017 stood at €1,381m, a year-on-year increase of 52.7%, strongly influenced by the positive performance in the year of net fees and commissions, operating expenses and loan-loss provisions. Moreover, the figures for 2016 were influenced by the charge to cover the contingency for the aforementioned “mortgage floor clauses”. Excluding this charge, the year-on-year profit of the area would grow by 5.5%.

2017	BUSINESS AREAS	P. 27

Non Core Real Estate

Highlights
•	Positive trend in Spanish real-estate sector figures continues.
•	Agreement with Cerberus for the transfer of real-estate assets to a new company and subsequent sale of 80% of this company to Cerberus.
•	Further decline in net exposure, NPLs and losses.

Industry trends

The real-estate market remains on an upward path. According to the latest available information from the Quarterly National Accounting for the third quarter of 2017, investment in housing increased by 0.7% over the previous quarter.

The most recent data from the General Council of Spanish Notaries (CIEN) shows that 432,500 homes were sold in Spain during the first ten months of 2017, a year-on-year increase of 16.4%. This trend reflects the growth of the economy and its capacity to generate employment, against a backdrop of low interest rates that is boosting new lending for home purchases. In addition, household confidence in the future of the economy has remained relatively high.

Growth of demand in a context of declining housing stock once more resulted in an increase in prices in the third quarter of 2017: According to data from the INE for the close of the third quarter, housing prices increased by 6.6% in year-on-year terms, one percentage point more than in the previous quarter. This is also the biggest rate of growth since the series was created in the first quarter of 2007.

Monetary policy has continued to maintain the cost of finance at relatively low levels, which has encouraged people to take out mortgage loans. The 12-month Euribor hit a new low in December (-0.190%). New residential mortgage lending, without stripping out refinancing, increased by 16.4% year-on-year in the first eleven months of the year, according to data from the Bank of Spain. Taking into account refinancing, new lending increased 1.7% in the same period.

Finally, construction activity is still responding to the positive impetus from demand. According to data from the Ministry of Public Works, nearly 68,100 new housing construction permits were approved from January to October 2017, up 28.0% on the figure from the same period in 2016.

Coverage of real-estate exposure

(Million euros as of 31-12-2017)

	Gross Value	Provisions	Net exposure	% Coverage
Real-estate developer loans (1)	3,146	1,428	1,718	45
Performing	530	15	515	3
Finished properties	462	12	449	3
Construction in progress	11	0	11	2
Land	44	2	41	5
Without collateral and other	13	1	13	6
NPL	2,616	1,412	1,203	54
Finished properties	1,285	588	697	46
Construction in progress	38	14	23	38
Land	1,056	658	398	62
Without collateral and other	237	152	85	64
Foreclosed assets	11,686	7,359	4,327	63
Finished properties	7,100	3,938	3,162	55
Construction in progress	541	359	182	66
Land	4,045	3,062	983	76
Other real-estate assets (2)	981	609	371	62
Real-estate exposure	15,813	9,396	6,416	59

(1)	Compared to Bank of Spain’s Transparency scope (Circular 5/2011 dated November 30), real-estate developer loans do not include €2.1 Bn (December 2017) mainly related to developer performing loans transferred to the Banking activity in Spain area.
(2)	Other real-estate assets not originated from foreclosures.

2017	BUSINESS AREAS	P. 28

Activity

BBVA has taken another highly significant step forward in its strategy of reducing real-estate exposure. In the fourth quarter of 2017, BBVA reached an agreement with a subsidiary of Cerberus to create a joint venture to which part of BBVA’s real-estate business in Spain will be transferred. The business includes: (i) foreclosed real-estate assets, as described in the Significant Event published on November 29, 2017, for a gross value of approximately €13 billion (based on their situation as of June 26, 2017); and (ii) the assets and employees needed to manage the activity in an autonomous manner. In executing this agreement, BBVA will transfer the business to a single company, and at the closing date of the transaction, it will sell 80% of the shares in the said company to Cerberus.

For the purpose of this agreement, the business has been valued at approximately €5 billion, so the sale of 80% of the shares would amount to €4 billion. The final price paid will be determined by the volume of assets actually provided, which may vary depending on factors such as sales between the reference date of June 26, 2017 and the closing date of the transaction and compliance with the normal conditions for transactions of this type. At the close of the transaction, which is expected to take place in the second half of 2018, and once the volume of assets actually transferred is known, its final impact will be determined both in the net attributable profit and in the Group’s capital ratios.

From the point of view of loans to developers, it is worth noting that in 2017, the outstanding performing portfolio was transferred from Non Core Real Estate to Banking Activity in Spain for an amount exceeding €1bn.

Thus, as of 31-Dec-2017, the net exposure to the real-estate sector of €6,416m was down by 37.2% in year-on-year terms, due basically to the wholesale operations carried out over the year. These figures include all the assets in the Cerberus agreement, which will not mean a reduction in exposure until the transaction has been completed.

With respect to sales, 25,816 units were sold in 2017 for a total sale price of €2,121m. This represents a significant increase on 2016, both in the number of units and price.

Total real-estate exposure, including loans to developers, foreclosed and other assets, was reflected in a coverage ratio of 59% at the end of December 2017. The coverage ratio of foreclosed assets rose to 63%, a relatively high percentage given the proportion of these assets on the balance sheet.

Non-performing loans fell again, thanks to a low volume of net additions to NPL over the period and the sale of a non-performing loan portfolio in the third quarter. The NPL coverage ratio closed 31-Dec-2017 at 56%.

Results

This business area posted a cumulative loss of €501m in 2017, compared with the loss of €595m in 2016. This illustrates a decline in losses, together with a very significant reduction in real-estate exposure.

Financial statements

(Million euros)

Income statement	2017	Δ%	2016
Net interest income	71	19.5	60
Net fees and commissions	3	(50.7)	6
Net trading income	0	n.s.	(3)
Other income/expenses	(91)	33.2	(68)
Gross income	(17)	157.8	(6)
Operating expenses	(115)	(7.1)	(124)
Personnel expenses	(63)	(4.5)	(66)
Other administrative expenses	(34)	11.3	(31)
Depreciation	(18)	(33.8)	(27)
Operating income	(132)	1.2	(130)
Impairment on financial assets (net)	(138)	0.4	(138)
Provisions (net) and other gains (losses)	(403)	(15.2)	(475)
Profit/(loss) before tax	(673)	(9.4)	(743)
Income tax	170	15.4	148
Profit/(loss) for the year	(502)	(15.6)	(595)
Non-controlling interests	1	n.s.	(0)
Net attributable profit	(501)	(15,8)	(595)

Balance sheet	31-12-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	12	30.3	9
Financial assets	1,200	108.9	575
Loans and receivables	3,521	(40.8)	5,946
of which loans and advances to customers	3,521	(40.8)	5,946
Inter-area positions	—	—	—
Tangible assets	0	—	464
Other assets	4,981	(25.9)	6,719
Total assets/liabilities and equity	9,714	(29.2)	13,713
Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	13	(47.6)	24
Debt certificates	785	(5.8)	834
Inter-area positions	5,775	(39.3)	9,520
Other liabilities	(0)	(62.7)	(0)
Economic capital allocated	3,141	(5.8)	3,335
Memorandum item:
Risk-weighted assets	9,691	(10.8)	10,870

2017	BUSINESS AREAS	P. 29

The United States

Highlights
•	Lending remained stable over the year.
•	Increase in deposits from customers.
•	Positive performance of net interest income and net fees and commissions.
•	Solid risk indicators.
•	Higher income tax charge due to the tax reform approved at the end of 2017.

2017	BUSINESS AREAS	P. 30

Macro and industry trends

According to the latest information from the Bureau of Economic Analysis (BEA), U.S. GDP grew again by over 3% in the third quarter of 2017 in annualized terms, consolidating the recovery after significant moderation at the end of 2016. The strength of the economy has benefited from a number of factors: The increased price of oil and the depreciation of the dollar boosted investment, while rising global demand favored the growth of exports. Consumer spending grew at a relatively stable and robust rate, despite the slowdown in the improvement of the labor market, an increase in inflation and slightly tougher financial conditions. The most recent indicators suggest economic activity slowed in the last quarter of the year, although this is temporary, following the end of the reconstruction work in the wake of the hurricanes. In all, the GDP may have closed the year with an increase of more than 2% in 2017, with a more balanced growth supported by both consumption and investment.

With regard to the currency market, the dollar’s significant depreciation against the euro since the second quarter of 2017 was consolidated in the second half of the year, which recorded a year-on-year depreciation of 12.1%. This trend reflected on the one hand the progressive manner in which the Fed is carrying out the process of normalizing its monetary policy; and on the other, an economic performance in Europe that was somewhat better than expected, with the ECB announcing a gradual withdrawal of stimuli.

The U.S. banking system is in a very strong position. According to the latest available data from the Fed through November 2017, the total volume of bank credit in the system increased by 5.3% over the last twelve months. Growth of 2.6% recorded in the portfolios of lending to the real-estate sector (including residential mortgage loans) and 9.8% in consumer finance offset the 1.9% reduction in commercial lending. Non-performing loans in the system remained under control, with an NPL ratio of 1.82% at the close of 2017. Deposits were stable, with only a slight fall of 0.3%

(November data).

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

Following the increase in the third quarter of 2017, lending activity (performing loans under management) in the area grew again by 1.0% in the last quarter of the year. As a result, the balance of lending as of 31-Dec-2017 was practically the same as of the close of 2016 (down 0.1%). By portfolio, the

Financial statements and relevant business indicators

(Million euros. Percentage)

Income statement	2017	Δ%	Δ% (1)	2016
Net interest income	2,158	10.5	13.0	1,953
Net fees and commissions	647	1.5	4.1	638
Net trading income	111	(22.2)	(19.6)	142
Other income/expenses	2	n.s.	n.s.	(27)
Gross income	2,919	7.9	10.5	2,706
Operating expenses	(1,858)	0.8	3.2	(1,843)
Personnel expenses	(1,067)	(0.5)	1.8	(1,073)
Other administrative expenses	(604)	4.2	6.7	(580)
Depreciation	(187)	(1.9)	0.2	(190)
Operating income	1,061	22.9	26.1	863
Impairment on financial assets (net)	(241)	8.9	10.8	(221)
Provisions (net) and other gains (losses)	(36)	19.2	23.1	(30)
Profit/(loss) before tax	784	28.2	31.8	612
Income tax	(273)	78.6	83.0	(153)
Profit/(loss) for the year	511	11.3	14.6	459
Non-controlling interests	—	—	—	—
Net attributable profit	511	11.3	14.6	459

Balance sheets	31-12-17	Δ%	Δ% (1)	31-12-16
Cash, cash balances at central banks and other demand deposits	11,089	39.3	58.4	7,963
Financial assets	11,154	(23.5)	(13.0)	14,581
Loans and receivables	55,419	(12.0)	0.1	62,962
of which loans and advances to customers	54,406	(11.0)	1.2	61,159
Inter-area positions	—	—	—	—
Tangible assets	658	(16.3)	(4.8)	787
Other assets	2,172	(16.7)	(5.3)	2,609

Total assets/liabilities and equity	80,493	(9.5)	3.0	88,902

Financial liabilities held for trading and designated at fair value through profit or loss	139	(95.2)	(94.5)	2,901
Deposits from central banks and credit institutions	3,663	5.5	20.0	3,473
Deposits from customers	61,357	(6.7)	6.2	65,760
Debt certificates	2,017	(17.5)	(6.2)	2,446
Inter-area positions	4,965	1.9	15.9	4,875
Other liabilities	5,560	(8.4)	4.2	6,068
Economic capital allocated	2,791	(17.4)	(6.0)	3,379

Relevant business indicators	31-12-17	Δ%	Δ% (1)	31-12-16
Loans and advances to customers (gross) (2)	55,122	(11.1)	1.2	62,000
Non-performing loans and contingent liabilities	696	(28.6)	(18.8)	976
Customer deposits under management (2)	56,547	(10.5)	1.8	63,195
Off-balance-sheet funds (3)	—	—	—	—
Risk-weighted assets	58,682	(10.4)	1.9	65,492
Efficiency ratio (%)	63.7			68.1
NPL ratio (%)	1.2			1.5
NPL coverage ratio (%)	104			94
Cost of risk (%)	0.42			0.37

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance-sheet funds.

2017	BUSINESS AREAS	P. 31

growth was mainly focused on consumer finance and credit cards (up 3.5% in the quarter and 5.0% year-on-year), a portfolio with greater spread and thus more profitable; commercial loans (up 3.7% and 1.5% respectively) and the public sector (up 12.6% and 27.1% respectively).

With respect to asset quality, risk indicators in the area continued to be sound. The NPL ratio closed the year at 1.2% and the NPL coverage ratio at 104%.

Customer deposits under management increased both over the last twelve months (up 1.8%) and in the quarter (up

6.5%), thanks to the good performance of the more liquid lower-cost funds, such as current and savings accounts (up 3.4% year-on-year and 4.4% quarter-on-quarter). Time deposits grew significantly in the quarter (up 13.8%), although in year-on-year terms they fell by 5.6%.

Results

The United States generated a cumulative net attributable profit in 2017 of €511m, 14.6% up on the previous year, primarily due to the good performance of the more recurring revenue items. The most relevant aspects of the area’s income statement are as follows:

•	Net interest income continued to perform positively, with a cumulative figure rising by 13.0% in year-on-year terms. This was due to the combined result of the strategic measures adopted by BBVA Compass to improve loan yields and reduce the cost of liabilities (deposits and wholesale funding), as well as the Fed’s interest-rate hikes (December 2016, March and June 2017).
•	Income from fees and commissions increased by 4.1%. There was an outstanding performance in practically all items, notably those from account maintenance, asset management and retail investment banking (securities transactions, annuity sales, structured notes and life insurance).

•	Reduction of 19.6% in NTI compared with the figure for the previous year. The positive performance of the Global Markets unit, particularly early in the year, has not been sufficient to offset the capital gains from portfolio sales in 2016.

•	Increase of 3.2% in operating expenses, focused above all on administration costs. Within this item, general expenses showed an increase in costs related to IT, consulting and marketing.

•	Impairment losses on financial assets increased by 10.8% on the previous year, due partly to the inclusion of provisions allocated as a result of the estimated negative impact of the natural disasters in the third quarter and higher loan-loss provisioning related to consumer portfolio. Despite the above, the cumulative cost of risk as of 31-Dec-2017 was 0.42%, three basis points below the cumulative figure as of 30-Sep-2017 (0.37% in 2016).

•	Finally, income tax included a charge of €78m in the fourth quarter of 2017 as a result of the tax reform approved at the end of the year, which reduced the corporate tax rate from 35% to 21%, and as a result the value of deferred tax assets. However, the lower tax rate in 2018 should have a positive impact on earnings in the area.

2017	BUSINESS AREAS	P. 32

Mexico

Highlights
•	Good performance in activity.
•	Positive trend in gross income.
•	Costs continue to increase below gross income, and double-digit year-on-year growth in net attributable profit.
•	Stable asset quality indicators.

2017	BUSINESS AREAS	P. 33

Macro and industry trends

Following the slowdown of activity in Mexico in the first half of 2017, the negative impact of natural phenomena led to a 0.3% quarterly decline in the third quarter. The adverse effect was noted in more sluggish consumption, also affected by increased inflation, and the decline in oil production and construction. However, this fall should be temporary and improve steadily with the boost from consumption of goods and services to help the victims of the disasters. As a result, GDP growth could have moderated to around 2% in 2017 as a whole, mainly supported by private consumption. However, investment was affected by the increased uncertainty linked to the negotiations of the trade agreement with the United States.

The significant depreciation of the peso in the first half of 2017 affected the behavior of inflation over the year, which remained high and reached rates of around 6.5% in recent months. In this context, Banxico increased interest rates by 150 basis points to 7.25%. Despite the uncertainty and volatility, the depreciation of the peso has been checked, so this effect on inflation began to decline in recent months.

The Mexican banking system has sustained excellent capital adequacy and asset quality levels over recent years. According to data released by the National Securities Banking Commission (CNBV, according to its acronym in Spanish), the capital adequacy ratio rose slightly to 15.73% in the third quarter. All the banks in the system registered ratios well above minimum requirements. The data on activity remained as strong as in previous quarters, with year-on-year growth in total lending of 8.9% and the total volume of deposits of 10.0%, as of November 2017. By portfolios, commercial loans grew by 12.2%, consumer finance by 8.5% and residential mortgage loans by 8.7%. Non-performing loans remained under control, with an NPL ratio of 2.2%, slightly below the November 2016 figure. The NPL coverage ratio remained relatively stable over the last twelve months, at 155%. Demand deposits grew by 8.6% to November 2017 in year-on-year terms, while time deposits increased by 19.4%.

Activity

All rates of change given below, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

BBVA’s lending (performing loans under management) in Mexico increased by 5.5% since December 2016 and 0.9% over the fourth quarter. As a result, BBVA Bancomer has retained its leadership position, with a market share for its performing portfolio of 23.0% (according to the latest local information from the CNBV as of November 2017).

Financial statements and relevant business indicators

(Million euros. Percentage)

Income statement	2017	Δ%	Δ% (1)	2016
Net interest income	5,437	6.1	9.5	5,126
Net fees and commissions	1,217	5.9	9.3	1,149
Net trading income	249	12.3	15.9	222
Other income/expenses	177	(34.4)	(32.2)	270
Gross income	7,080	4.6	8.0	6,766
Operating expenses	(2,445)	2.1	5.3	(2,396)
Personnel expenses	(1,051)	0.3	3.5	(1,048)
Other administrative expenses	(1,138)	3.3	6.7	(1,101)
Depreciation	(256)	3.8	7.2	(247)
Operating income	4,635	6.0	9.5	4,371
Impairment on financial assets (net)	(1,652)	1.6	4.9	(1,626)
Provisions (net) and other gains (losses)	(35)	(47.8)	(46.2)	(67)
Profit/(loss) before tax	2,948	10.1	13.6	2,678
Income tax	(786)	12.8	16.4	(697)
Profit/(loss) for the year	2,162	9.2	12.7	1,981
Non-controlling interests	(0)	(42.5)	(40.6)	(1)
Net attributable profit	2,162	9.2	12.7	1,980

Balance sheets	31-12-17	Δ%	Δ% (1)	31-12-16
Cash, cash balances at central banks and other demand deposits	4,882	(6.0)	2.2	5,192
Financial assets	28,541	(8.7)	(0.8)	31,273
Loans and receivables	46,977	(2.1)	6.4	47,997
of which loans and advances to customers	45,080	(3.0)	5.4	46,474
Tangible assets	1,749	(10.6)	(2.8)	1,957
Other assets	7,195	4.3	13.3	6,900

Total assets/liabilities and equity	89,344	(4.3)	4.1	93,318

Financial liabilities held for trading and designated at fair value through profit or loss	9,405	(5.6)	2.6	9,961
Deposits from central banks and credit institutions	5,769	(2.6)	5.9	5,923
Deposits from customers	49,414	(2.3)	6.2	50,571
Debt certificates	7,312	(15.1)	(7.7)	8,611
Other liabilities	13,642	(2.1)	6.3	13,941
Economic capital allocated	3,802	(11.8)	(4.2)	4,311

Relevant business indicators	31-12-17	Δ%	Δ% (1)	31-12-16
Loans and advances to customers (gross) (2)	46,463	(2.9)	5.5	47,865
Non-performing loans and contingent liabilities	1,124	(2.5)	6.0	1,152
Customer deposits under management (2)	43,179	2.8	11.8	41,989
Off-balance-sheet funds (3)	19,472	1.9	10.7	19,111
Risk-weighted assets	43,715	(8.7)	(0.7)	47,863
Efficiency ratio (%)	34.5			35.4
NPL ratio (%)	2.3			2.3
NPL coverage ratio (%)	123			127
Cost of risk (%)	3.30			3.40

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance-sheet funds.

2017	BUSSINESS AREAS	P. 34

The weight of the retail and wholesale portfolios was practically equal at the end of December (51% and 49% respectively). Wholesale lending was up 5.0% on December 2016 and 0.8% over the quarter. Within the wholesale portfolio, business loans (including loans to corporate clients and mid-sized companies, not including developer mortgage loans) grew by 8.7% on the close of 2016. Lending to housing developers continued the positive trend that began in the previous quarter, with year-on-year growth of 4.6%.

The retail portfolio registered growth of 6.0% over the last twelve months and 1.0% in the last quarter, buoyed by lending to SMEs and auto loans, which rose by 9.0% and 11.4% respectively in year-on-year terms. Meanwhile, credit cards increased by 2.6% over the year, with new production during this period of 8.3%. The mortgage portfolio continued to show the effect of early maturities on the overall amount, which increased year-on-year by 6.4% as of 31-Dec-2017.

This lending growth has been accompanied by stable asset quality indicators. The NPL and NPL coverage ratios closed the year at 2.3% and 123% respectively.

Total customer funds (customer deposits under management, mutual funds, and other off-balance-sheet funds) posted year-on-year growth of 11.4% (up 1.3% in the fourth quarter). All items continued to perform positively: current and savings accounts rose 11.5% year-on-year (up 1.5% on the previous quarter), and time deposits grew by

13.1% (up 0.4% over the quarter). BBVA in Mexico has a profitable funding mix, with low-cost items continuing to account for over 81% of total customer deposits under management. Finally, there was also an increase in mutual funds of 9.3% year-on-year and 1.0% over the quarter.

Results

The highlights of Mexico’s income statement for 2017 are as follows:

•	Positive performance of net interest income, with a year-on-year increase of 9.5%, driven primarily by greater activity volumes and favorable customer spreads.

•	Good performance of net fees and commissions, with growth of 9.3% over the last twelve months. They remained strongly influenced by an increased volume of transactions with credit card customers and fees from online and investment banking. Strong growth in NTI (up 15.9% year-on-year), thanks to a very good performance from the Global Markets unit, basically in the first half of the year.

•	In other income/expenses the comparison with last year is unfavorable (down 32.2% year-on-year), mainly due to insurance activity, as a result of a higher claims rate derived from the natural disasters that took place during the year.

•	Operating expenses continued to grow at a controlled pace (up 5.3% year-on-year), below both the area’s gross income growth of 8.0% and the country’s inflation rate. As a result, the efficiency ratio stood at 34.5%.

•	Year-on-year growth in impairment losses on financial assets (up 4.9%) was below that registered by lending (up 5.5%). As a result, the cumulative cost of risk in the area was 3.30%, six basis points below the cumulative figure through September and ten basis points less than that in 2016.

Overall, BBVA in Mexico posted a net attributable profit for the year of €2,162m, a year-on-year increase of 12.7%.

2017	BUSINESS AREAS	P. 35

Turkey

Highlights
•	Solid growth in activity.
•	Very positive growth in more recurring revenue items.
•	Operating expenses increase below the level of inflation and the rate of increase in gross income.
•	Risk indicators affected by more additions to NPL from certain wholesale loans that are practically fully provisioned.

2017	BUSINESS AREAS	P. 36

Macro and industry trends

According to the most recent figures from the Turkish Statistical Institute, year-on year economic growth rose to 11.1% in the third quarter of 2017. Government stimuli appear to be leveraging growth via private consumption, which is increasing household confidence, and by encouraging investment through access to credit facilities fostered by the Credit Guarantee Fund (CGF). BBVA Research has therefore revised its economic growth forecast up to 7% in 2017.

Annual inflation remained high, closing December at 11.9%, after reaching 13% in November, thanks to favorable base effects. The reduction was due to a significant upturn a year ago. Solid domestic demand and the exchange-rate effect increased core inflation to 12.3% at the end of 2017.

In this context of high inflation the CBRT kept its monetary policy tight. Since the end of last year, there has been an increase of around 450 basis points in the average funding rate, from 8.31% to 12.75%, (just over 75 basis points in the fourth quarter). The risk appetite in global financial markets will continue to have a key effect on the exchange rate.

The Turkish financial sector has showed signs of strength in 2017, thanks to access to the credit facilities fostered by the government-sponsored CGF program. Although the year-on-year growth rate in total lending (adjusted for the effect of the depreciation of the lira) stood at 20.5% at the end of December (compared to 20.4% as of September), the rate moderated in the second half of the year. Commercial loans ended the year with a higher growth rate than consumer loans, which is good for financial stability. Deposits from customers also maintained their strength, with year-on-year growth in December (adjusted for the effect of the depreciation of the lira) of 12.0%. Foreign-currency deposits grew by 15.3%, mainly due to the comparison with the very low figure at the same period last year, and Turkish lira deposits increased 12.6%. Lastly, the NPL ratio in the sector improved in 2017, closing the year at 2.9% (3.2% at the close of 2016).

Activity

In March 2017, BBVA completed the acquisition of an additional 9.95% stake in the share capital of Garanti, increasing BBVA’s total stake in this entity to 49.85%. Garanti continues to be incorporated into the Group’s financial statements by the full integration method.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

Financial statements and relevant business indicators

(Million euros. Percentage)

Income statement	2017	Δ%	Δ% (1)	2016
Net interest income	3,331	(2.1)	20.6	3,404
Net fees and commissions	703	(3.9)	18.5	731
Net trading income	14	(81.2)	(76.8)	77
Other income/expenses	67	46.5	80.6	46
Gross income	4,115	(3.3)	19.2	4,257
Operating expenses	(1,503)	(13.5)	6.6	(1,738)
Personnel expenses	(799)	(10.1)	10.8	(889)
Other administrative expenses	(526)	(17.2)	2.1	(635)
Depreciation	(178)	(16.7)	2.7	(214)
Operating income	2,612	3.7	27.8	2,519
Impairment on financial assets (net)	(453)	(13.0)	7.3	(520)
Provisions (net) and other gains (losses)	(12)	(87.2)	(84.2)	(93)
Profit/(loss) before tax	2,147	12.7	38.9	1,906
Income tax	(426)	9.2	34.7	(390)
Profit/(loss) for the year	1,720	13.5	40.0	1,515
Non-controlling interests	(895)	(2.4)	20.4	(917)
Net attributable profit	826	37.9	70.0	599

Balance sheets	31-12-17	Δ%	Δ% (1)	31-12-16
Cash, cash balances at central banks and other demand deposits	4,036	48.2	81.7	2,724
Financial assets	11,819	(13.5)	6.0	13,670
Loans and receivables	59,683	(7.9)	12.9	64,814
of which loans and advances to customers	51,378	(7.6)	13.3	55,612
Tangible assets	1,344	(6.0)	15.3	1,430
Other assets	1,812	(18.7)	(0.3)	2,229

Total assets/liabilities and equity	78,694	(7.3)	13.7	84,866

Financial liabilities held for trading and designated at fair value through profit or loss	648	(35.8)	(21.3)	1,009
Deposits from central banks and credit institutions	11,195	(17.0)	1.8	13,490
Deposits from customers	44,691	(5.4)	16.0	47,244
Debt certificates	8,346	5.5	29.4	7,907
Other liabilities	11,321	(12.1)	7.7	12,887
Economic capital allocated	2,493	7.0	31.3	2,330

Relevant business indicators	31-12-17	Δ%	Δ% (1)	31-12-16
Loans and advances to customers (gross) (2)	53,445	(7.8)	13.1	57,941
Non-performing loans and contingent liabilities	2,553	28.8	58.0	1,982
Customer deposits under management (2)	44,499	(6.3)	14.9	47,489
Off-balance-sheet funds (3)	3,902	4.0	27.5	3,753
Risk-weighted assets	62,768	(10.8)	9.4	70,337
Efficiency ratio (%)	36.5			40.8
NPL ratio (%)	3.9			2.7
NPL coverage ratio (%)	85			124
Cost of risk (%)	0.82			0.87

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance-sheet funds.

2017	BUSINESS AREAS	P. 37

The growth of lending activity (performing loans under management) in the area rose to 13.9% in year-on-year terms, mainly driven by Turkish lira loans. By segments, business banking loans performed very favorably throughout the year, thanks to the aforementioned CGF program launched at the start of the year. General purpose loans also performed well. In mortgages, Garanti gained market share among private banks thanks to using alternative sale channels effectively and providing flexible payment plan options. Garanti also performed positively, above the average of its private-sector peers, in auto loans, and strengthened its leading position in the credit card segment, thanks to the increase in both commercial and consumer credit cards.

In terms of asset quality, the NPL ratio rose to 3.9% as a result of increased additions to NPLs from certain wholesale loans, although they were practically fully provisioned (with hardly any impact on results). The NPL coverage ratio closed at 85%.

Customer deposits remained the main source of funding for the balance sheet in the area, and grew by 14.9% in 2017

(up 4.6% in the last quarter). Both, Turkish lira and foreign currency deposits grew in year-on-year terms, with current and savings accounts performing well and continuing to support growth in net interest income growth: they have almost zero cost and represent 26% of total customer deposits in Garanti.

Results

Turkey generated a cumulative net attributable profit of €826m in 2017, up 70.0% compared with the figure in 2016. The most significant aspects of the year-on-year changes in the income statement were as follows:

•	Positive performance of net interest income (up 20.6%). This positive trend is a result of increased in activity, good management of customer spreads (despite the increase in cost of funding) and higher income from inflation-linked bonds (CPI linkers).

•	Income from fees and commissions increased 18.5% year-on-year, thanks to good diversification (payment systems, money transfers, loans, insurance and brokerage). This positive performance has been achieved despite the lower generation of fees from account maintenance due to the suspension of charges in the retail segment implemented by the Turkish Council of State as of January, 2016, and the high revenues generated in 2016 by the Miles & Smiles program.

•	Reduction of NTI (down 76.8%), mainly due to the higher base of comparison due to the capital gains generated in the first half of 2016 from the VISA deal.

•	Overall, gross income was up 19.2% in 2017.

•	Operating expenses increased by 6.6%, below both the inflation rate and the year-on-year growth rate in gross income, thanks to strict cost discipline. As a result, the efficiency ratio declined to 36.5% (40.8% in 2016).

•	Impairment losses on financial assets rose by 7.3% year-on-year, less than the rise in lending activity. As a result, the cumulative cost of risk of the area closed 2017 at 0.82%, below the level of 2016 (0.87%).

•	Finally, BBVA Group’s additional stake of 9.95% in the capital of Garanti had a positive effect on reducing the non-controlling interest heading by approximately €150m.

2017	BUSINESS AREAS	P. 38

South America

Highlights

•	Activity continues to grow at a good pace.

•	More recurring revenue items performing very well.

•	Expenses grow below gross income.

•	Stable risk indicators.

2017	BUSINESS AREAS	P. 39

Macro and industry trends

The economies of South America consolidated their recovery in 2017, though the pace of growth was still moderate. The external environment improved due to rising global demand and commodity prices, and this was accompanied by a gradual increase in confidence among agents in the region. At the same time, the buoyant financial markets have stimulated capital flows into the emerging economies. The result has been a strong export sector, growth in investment and early signs of an improvement in consumption.

In most countries in the region, inflation moderated in 2017 as a result of relatively stable exchange rates and weak domestic demand. Against this backdrop of low inflationary pressure and very moderate growth, the central banks continued to apply expansive monetary policies (except in Argentina).

Regarding the banking systems within BBVA’s regional footprint, the macroeconomic backdrop and reduced levels of banking penetration in these countries in aggregate terms

(obviously with differences between countries) led to strong results in terms of the main indicators of profitability and solvency, while non-performing loans remained under control. In addition, there has been sustained growth in lending and deposits.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

Growth in lending (performing loans under management) accelerated in the last quarter of the year, and closed 9.7% above the figure at the end of December 2016 and 4.5% up on the close of September. By segments, the strong performance of the individual customer segment (particularly consumer finance, credit cards and, to a lesser extent, mortgages) outpaced growth in the commercial and public sector (wholesale portfolio). By country, the fastest growth continued to be in Argentina (up 65.8% year-on-year), Colombia (up 8.5%) and Chile (up 6.7%).

With respect to credit quality, there was a slight improvement in the NPL ratio over the quarter, closing the year at 3.4%. The NPL coverage ratio ended the year at 89%.

Financial statements and relevant business indicators

(Million euros. Percentage)

Income statement	2017	Δ%	Δ% (1)	2016
Net interest income	3,200	9.2	15.1	2,930
Net fees and commissions	713	12.4	17.9	634
Net trading income	480	3.4	6.2	464
Other income/expenses	59	135.6	(18.9)	25
Gross income	4,451	9.8	13.9	4,054
Operating expenses	(2,008)	6.0	12.4	(1,894)
Personnel expenses	(1,035)	5.4	10.6	(982)
Other administrative expenses	(851)	5.0	12.1	(811)
Depreciation	(121)	20.8	32.8	(100)
Operating income	2,444	13.1	15.1	2,160
Impairment on financial assets (net)	(650)	23.6	26.1	(526)
Provisions (net) and other gains (losses)	(103)	26.2	(12.9)	(82)
Profit/(loss) before tax	1,691	8.9	13.5	1,552
Income tax	(486)	(0.3)	10.1	(487)
Profit/(loss) for the year	1,205	13.1	15.0	1,065
Non-controlling interests	(345)	17.0	17.6	(294)
Net attributable profit	861	11.6	14.0	771

Balance sheets	31-12-17	Δ%	Δ% (1)	31-12-16
Cash, cash balances at central banks and other demand deposits	9,039	(14.6)	5.2	10,586
Financial assets	11,742	9.3	20.5	10,739
Loans and receivables	51,207	(5.3)	6.4	54,057
of which loans and advances to customers	48,272	(0.9)	11.2	48,718
Tangible assets	725	(10.1)	13.5	807
Other assets	1,923	11.2	25.1	1,729

Total assets/liabilities and equity	74,636	(4.2)	8.7	77,918

Financial liabilities held for trading and designated at fair value through profit or loss	2,823	9.2	16.0	2,585
Deposits from central banks and credit institutions	7,552	13.5	23.7	6,656
Deposits from customers	45,666	(4.7)	10.0	47,927
Debt certificates	7,209	(3.2)	4.0	7,447
Other liabilities	8,505	(19.8)	(9.0)	10,600
Economic capital allocated	2,881	6.6	23.5	2,703

Relevant business indicators	31-12-17	Δ%	Δ% (1)	31-12-16
Loans and advances to customers (gross) (2)	49,845	(0.9)	11.2	50,316
Non-performing loans and contingent liabilities	1,884	15.1	26.8	1,637
Customer deposits under management (3)	45,676	(5.5)	9.0	48,334
Off-balance-sheet funds (3)	12,197	2.5	16.6	11,902
Risk-weighted assets	55,665	(3.1)	11.5	57,443
Efficiency ratio (%)	45.1			46.7
NPL ratio (%)	3.4			2.9
NPL coverage ratio (%)	89			103
Cost of risk (%)	1.32			1.15

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance-sheet funds.

2017	BUSINESS AREAS	P. 40

Total customer funds ended 2017 with quarterly growth of 5.2% and year-on-year growth of 10.5%. The trend over the year is explained by the good performance of transactional funds (up 16.3% since December 2016) and off-balance-sheet funds (up 16.6%). By countries, the trend was particularly positive in Argentina (up 37.3% on December 2016) and Colombia (up 12.9%).

Results

South America posted a cumulative net attributable profit of €861m in 2017, a year-on-year increase of 14.0%. The key aspects of the income statement in this area were:

•	Gross income grew by 13.9%, thanks to the capacity to generate recurring revenues in the area. Net interest income outpaced growth in the loan book (up 15.1%), on the back of greater volumes and effective price management, while income from fees and commissions rose by 17.9%. The contribution from NTI was also positive, favored by improved results from foreign-currency operations.

•	Operating expenses increased by less than gross income (up 12.4%) due to cost controls implemented in all the countries. In fact, they also increased below or in line with the average inflation in most of the countries.

•	Impairment losses on financial assets moderated their year-on-year growth with respect to the previous quarter, with a cumulative increase of 26.1%. This heading is affected by the impact of provisions associated with one particular customer. However, the slowdown allowed the cumulative cost of risk to reach 1.32% at the close of December, below the third quarter of 2017 (1.51%).

By country, recurring revenues performed very well in Argentina, with notable growth in both net interest income and the excellent performance of net fees and commissions, which contributed to a growth in gross income of 25.0%. However, expenses remained affected by high inflation. In July, BBVA Francés carried out a USD 400m share capital increase to finance the bank’s organic growth, given the country’s good economic outlook. The transaction has resulted in a higher charge under the non-controlling interests heading. As a result, net attributable profit increased by 19.1% year-on-year. In Chile, positive trend in gross income (net interest income up thanks to favorable figures in lending and effective management of customer spreads) and strict control of growth in expenses comfortably offset the rise in loan-loss provisioning and the increase in the nominal tax rate. Accordingly, the country recorded a rise of 27.0% in net attributable profit relative to 2016. In Colombia, gross income performed strongly, thanks to positive figures from net interest income (due to both activity and spreads) and net fees and commissions, albeit mitigated by lower NTI (the same period of 2016 included capital gains from the disposal of equity holdings) and an increase in loan-loss provisioning. As a result, net attributable profit was 8.5% lower than in 2016. In Peru, net attributable profit grew by 6.0% when compared to the figure for the previous year. The good NTI performance, strict control of expenses and a reduction of loan-loss provisions were partly mitigated by moderate growth in recurring revenues.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
Country	2017	Δ%	Δ% (1)	2016	2017	Δ%	Δ% (1)	2016
Argentina	522	3.5	18.8	504	219	3.8	19.1	211
Chile	421	19.5	17.0	352	188	29.8	27.0	145
Colombia	644	20.6	19.0	534	206	(7.3)	(8.5)	222
Peru	726	4.1	2.6	698	180	7.5	6.0	167
Other countries (2)	131	82.8	77.0	72	68	161.1	135.1	26

Total	2,444	13.1	15.1	2,160	861	11.6	14.0	771

(1)	Figures at constant exchange rates.
(2)	Venezuela, Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America. Relevant business indicators per country

(Million euros)

	Argentina		Chile		Colombia		Peru
	31-12-17	31-12-16	31-12-17	31-12-16	31-12-17	31-12-16	31-12-17	31-12-16
Loans and advances to customers (gross) (1, 2)	5,856	3,392	15,067	14,028	12,475	11,240	13,309	13,247
Deposits from customers	45	36	420	404	672	455	645	649
Customer deposits under management (1, 3)	6,779	5,046	9,687	9,619	12,288	11,222	12,019	12,186
Off-balance sheet funds (1, 4)	1,253	805	1,295	1,428	1,118	655	1,581	1,385
Risk-weighted assets	9,364	8,717	14,300	14,300	12,249	12,185	14,750	17,400
Efficiency ratio (%)	56.1	53.8	45.2	49.1	36.0	38.9	35.6	35.8
NPL ratio (%)	0.8	0.8	2.6	2.6	5.3	3.5	3.8	3.4
NPL coverage ratio (%)	198	391	60	66	88	105	100	106
Cost of risk (%)	0.61	1.48	0.76	0.74	2.59	1.34	1.13	1.31

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance-sheet funds.

2017	BUSINESS AREAS	P. 41

Rest of Eurasia

Highlights
•	Positive trend in lending in Europe.
•	Trend in deposits strongly influenced by the negative interest-rate environment.
•	Earnings down due to lower revenues, despite the good performance of expenses and loan-loss provisions.
•	Good performance of asset quality indicators.

Macro and industry trends

The Eurozone economy continued to post solid growth in 2017. In accordance with information from Eurostat, GDP in the region grew at a relatively stable rate of around 0.6% in the first three quarters of the year. The most recent indicators suggest that this growth was maintained in the final part of the year. The improving labor market and increased confidence, alongside favorable financing conditions, underpinned momentum in consumption and investment. The latter factors were also boosted by increased global demand and the impact of growth in exports, which were not greatly affected by the appreciation of the euro over the year. As a result, the economy could have grown by around 2.4% overall in 2017. Despite the solid growth of domestic demand, inflation continued to moderate, below the ECB target, and the core component was relatively stable at around 1.1%. In this context, the ECB remains cautious and will continue to apply an accommodative monetary policy, steadily reducing asset purchases starting in January 2018 but extending the program at least until September.

Activity and results

This business area basically includes the Group’s retail and wholesale business in Europe (excluding Spain) and Asia.

The loan book (performing loans under management) in the area fell year-on-year by 2.7% at the close of 2017. In the rest of Europe there was growth of 1.6%, which did not offset the reduction in Asia of 19.1%.

Regarding the main credit risk indicators, the NPL ratio closed at 2.4% in December (2.6% in September 2017, and 2.7% in December 2016) and the NPL coverage ratio closed at

74% (85% as of 30-Sep-2017 and 84% as of 31-Dec-2016).

Financial statements and relevant business indicators

(Million euros. Percentage)

Income statement	2017	Δ%	2016
Net interest income	180	8.7	166
Net fees and commissions	164	(15.2)	194
Net trading income	123	40.4	87
Other income/expenses	1	(97.3)	45
Gross income	468	(4.8)	491
Operating expenses	(308)	(9.9)	(342)
Personnel expenses	(156)	(13.5)	(181)
Other administrative expenses	(141)	(5.5)	(149)
Depreciation	(11)	(10.4)	(12)
Operating income	160	7.0	149
Impairment on financial assets (net)	23	(24.3)	30
Provisions (net) and other gains (losses)	(6)	n.s.	23
Profit/(loss) before tax	177	(12.9)	203
Income tax	(52)	0.3	(52)
Profit/(loss) for the year	125	(17.4)	151
Non-controlling interests	—	—	—
Net attributable profit	125	(17.4)	151

Balance sheets	31-12-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	877	(34.4)	1,337
Financial assets	990	(44.6)	1,787
Loans and receivables	15,009	(3.6)	15,574
of which loans and advances to customers	14,864	(3.0)	15,325
Inter-area positions	—	—	—
Tangible assets	36	(6.3)	38
Other assets	352	(4.6)	369

Total assets/liabilities and equity	17,265	(9.6)	19,106

Financial liabilities held for trading and designated at fair value through profit or loss	45	(33.4)	67
Deposits from central banks and credit institutions	2,364	(11.5)	2,670
Deposits from customers	6,700	(28.7)	9,396
Debt certificates	354	12.4	315
Inter-area positions	5,643	17.0	4,822
Other liabilities	1,246	116.0	577
Economic capital allocated	913	(27.5)	1,259

Relevant business indicators	31-12-17	Δ%	31-12-16
Loans and advances to customers (gross) (1)	15,261	(3.6)	15,835
Non-performing loans and contingent liabilities	556	(12.1)	633
Customer deposits under management (1)	6,660	(28.6)	9,322
Off-balance-sheet funds (2)	376	2.7	366
Risk-weighted assets	12,916	(17.4)	15,637
Efficiency ratio (%)	65.9		69.6
NPL ratio (%)	2.4		2.7
NPL coverage ratio (%)	74		84
Cost of risk (%)	(0.16)		(0.22)

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance-sheet funds.

2017	BUSINESS AREAS	P. 42

Customer deposits under management were still strongly influenced by the environment of negative interest rates. With data as of December 2017 they fell by 28.6% year-on-year (down 15.6% in Europe and down 79.3% in Asia).

Regarding earnings, gross income declined 4.8% year-on-year, with the figures differing from geographic area: Rest of Europe showed growth of 12.1%, while Asia posted a decline of 62.3%, mainly due to the payment of the CNCB dividend in 2016. Operating expenses continue to moderate (down 9.9% year-on-year), mainly due to control of all cost items (personnel, other administrative expenses and depreciation). Finally, there was also a decline in impairment losses on financial assets, as a result of which this geography contributed a cumulative net attributable profit in 2017 of €125m, 17.4% less than in 2016.

2017	BUSINESS AREAS	P. 43

Corporate Center

The Corporate Center basically includes the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

The Corporate Center’s income statement has been influenced by the recognition of the impairment losses of €1,123m from BBVA’s stake from Telefónica, S.A.

•	Greater contribution from NTI than last year, mainly due to the recording of €228m in pre-tax capital gains from the sale of the stake in CNCB (€204m in the first quarter for the sale of 1.7% and €24m in the third quarter for the disposal of the remaining 0.34%). In 2016 there was also a sale of 0.75% in the third quarter with lower capital gains.

•	Reduction in the other income/expenses heading (down 54.5% year-on-year), mainly impacted by the cut in the dividend paid by Telefónica.

•	Moderation of operating expenses, which remained at similar levels to those of 2016 (up 0.9% year-on-year).

As a result, the Corporate Center had a net attributable loss of €1,844m, which compares with a loss of €794m in 2016. Excluding the effect of the impairment losses in Telefónica, the net attributable loss was €722m.

Financial statements

(Million euros. Percentage)

Income statement	2017	Δ%	2016
Net interest income	(357)	(21.6)	(455)
Net fees and commissions	(86)	(21.2)	(110)
Net trading income	436	22.2	357
Other income/expenses	80	(54.5)	177
Gross income	73	n.s.	(31)
Operating expenses	(884)	0.9	(876)
Personnel expenses	(484)	0.3	(483)
Other administrative expenses	(97)	12.7	(86)
Depreciation	(303)	(1.3)	(307)
Operating income	(811)	(10.6)	(907)
Impairment on financial assets (net)	(1,125)	n.s.	(37)
Provisions (net) and other gains (losses)	(73)	(47.3)	(139)
Profit/(loss) before tax	(2,009)	85.4	(1,084)
Income tax	166	(43.3)	293
Profit/(loss) for the year	(1,843)	133.1	(791)
Non-controlling interests	(1)	(60.0)	(3)
Net attributable profit	(1,844)	132.3	(794)

Balance sheets	31-12-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	5	n.s.	(2)
Financial assets	2,520	50.4	1,675
Loans and receivables	—	—	130
of which loans and advances to customers	—	—	130
Inter-area positions	(1,501)	(67.8)	(4,658)
Tangible assets	1,893	(6.4)	2,023
Other assets	17,579	(7.6)	19,017

Total assets/liabilities and equity	20,496	12.7	18,186

Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	8,772	(16.4)	10,493
Inter-area positions	(16,384)	(14.7)	(19,217)
Other liabilities	443	(83.4)	2,666
Economic capital allocated	(24,941)	(6.1)	(26,559)
Shareholder’s funds	52,606	3.5	50,803

2017	BUSINESS AREAS	P. 44

Other information: Corporate & Investment Banking

Highlights

•	Decline in lending volume, and slight increase in deposits.

•	Positive trend in earnings, strongly supported by stable revenues, cost control and restriction on loan-loss provisions.

•	Positive trend in risk indicators.

2017	BUSINESS AREAS	P. 45

Financial market trends

The last quarter of the year was marked by new steps in the process of normalizing monetary policies in the United States and the Eurozone, approval of the tax reform in the United States, and improved global activity figures. The Fed began to reduce its balance sheet in October and resumed interest-rate hikes in December. In Europe, the ECB announced the extension of the asset purchase program until September 2018, but starting in January it will reduce the level of monthly purchases by half (€30 billion). To prevent sharp movements on the financial markets, the central banks have made it clear that the exit will be very gradual. Long-term interest rates have thus remained anchored at low levels for most of the fourth quarter of 2017, above all in Europe. In the United States, the slope of the curve has leveled off significantly, due to the rise in two-year bond yields, which are beginning to adapt to expectations of further rises, while the ten-year yield has barely increased.

The dollar was not able to capitalize fully on the approval of the tax reform in the United States and the rise in short-term rates. In contrast, the euro began to reflect the withdrawal of monetary stimulus. Emerging currencies depreciated due to global factors, which combined with idiosyncratic factors in the case of the Mexican peso and the Turkish lira.

The stock market in the United States continued to hit new highs, buoyed by the effects of the tax reform and low long-term interest rates. In contrast, the European stock markets closed the quarter with a slight fall, after hitting a new high in October. In the case of Spain, the crisis in Catalonia has had a moderate impact on the markets. Spain’s country risk premium has stabilized at around 114 basis points, although it reached a spread of 130 at the time of greatest uncertainty.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The market context remains unchanged, with margins squeezed and surplus liquidity. Lending (performing loans under management) fell year-on-year by 5.3%. Performance has varied by geographic area: outstanding growth in the

Mexico, Argentina, Chile and Colombia; and a decline in Spain, the Rest of Eurasia, the United States and Peru.

With respect to asset quality, the trend in risk indicators was positive. The NPL ratio stood at 0.7% as of December 2017, a decline in comparison to the 1.0% as of December 2016.

The NPL coverage ratio improved to 103%, up from the figure recorded at the close of December 2016 (79%).

Financial statements and relevant business indicators

(Million euros. Percentage)

Income statement	2017	Δ%	Δ% (1)	2016
Net interest income	1,092	(17.0)	(15.0)	1,315
Net fees and commissions	675	5.5	7.7	640
Net trading income	793	20.2	22.2	660
Other income/expenses	112	(3.8)	(5.3)	117
Gross income	2,672	(2.2)	(0.3)	2,731
Operating expenses	(992)	(3.7)	(2.2)	(1,031)
Personnel expenses	(495)	(6.7)	(5.5)	(530)
Other administrative expenses	(390)	(2.7)	(0.6)	(401)
Depreciation	(108)	7.9	8.7	(100)
Operating income	1,680	(1.2)	0.9	1,701
Impairment on financial assets (net)	(93)	(59.9)	(59.6)	(231)
Provisions (net) and other gains (losses)	(42)	(35.0)	(34.4)	(65)
Profit/(loss) before tax	1,545	10.0	12.8	1,405
Income tax	(424)	4.4	7.0	(406)
Profit/(loss) for the year	1,121	12.2	15.1	999
Non-controlling interests	(120)	7.8	10.3	(112)
Net attributable profit	1,001	12.8	15.7	888

Balance sheets	31-12-17	Δ%	Δ% (1)	31-12-16
Cash, cash balances at central banks and other demand deposits	4,193	61.3	79.0	2,600
Financial assets	72,804	(11.9)	(10.0)	82,666
Loans and receivables	85,061	(3.3)	0.6	87,988
of which loans and advances to customers	59,376	(1.7)	3.3	60,428
Inter-area positions	—	—	—	—
Tangible assets	26	(26.1)	(20.3)	35
Other assets	2,078	(16.6)	(13.8)	2,492

Total assets/liabilities and equity	164,161	(6.6)	(3.6)	175,781

Financial liabilities held for trading and designated at fair value through profit or loss	49,059	(10.5)	(9.4)	54,785
Deposits from central banks and credit institutions	45,400	3.9	6.2	43,705
Deposits from customers	41,989	(6.3)	(2.4)	44,836
Debt certificates	523	(8.9)	(7.6)	574
Inter-area positions	19,687	(17.8)	(10.8)	23,957
Other liabilities	3,743	(2.8)	0.4	3,850
Economic capital allocated	3,760	(7.7)	(3.0)	4,074

Relevant business indicators	31-12-17	Δ%	Δ% (1)	31-12-16
Loans and advances to customers (gross) (2)	49,219	(10.8)	(5.7)	55,160
Non-performing loans and contingent liabilities	582	(27.9)	(23.0)	808
Customer deposits under management (2)	36,729	(2.4)	2.3	37,616
Off-balance-sheet funds (3)	1,357	17.3	34.1	1,157
Efficiency ratio (%)	37.1			37.7
NPL ratio (%)	0.7			1.0
NPL coverage ratio (%)	103			79
Cost of risk (%)	0.16			0.12

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance-sheet funds.

2017	BUSINESS AREAS	P. 46

Customer funds increased by 3.2% since December 2016. The increases in the United States, Mexico, Argentina and

Colombia offset the fall in Spain, the Rest of Eurasia and Chile.

Results

CIB registered a net attributable profit of €1,001m in 2017, up 15.7% on 2016. This was mainly due to stable revenues, contained expenses and a lower level of loan-loss provisions.

The highlights of the income statement are summarized below:

•	Slight year-on-year decline of 0.3% in gross income. The fall in net interest income (which was due to lower lending volumes than in 2016, as customer spreads performed positively) was offset thanks to the earnings from management of market volatility, above all in the first quarter of 2017, and the good performance of income from fees and commissions (up 7.7%), basically in Spain.

The corporate finance business in 2017 was characterized by a high level of activity and a significant marketing effort, which has resulted in BBVA winning numerous mandates, strengthening its market position in this business.

The Equity Capital Markets (ECM) unit was very active in the primary equity market throughout the year, with numerous market operations such as block trades and major IPOs, in which BBVA played a key role.

In mergers and acquisitions (M&A), the close of the year demonstrated the consolidation of the growth that began in Spain in 2015, driven by an improving economic situation, greater investment by foreign funds and an improved corporate financial situation. The number of operations in 2017 grew significantly (up 6% on 2016), giving rise to a large volume of both domestic and foreign investment. In particular, the market was very active, especially in the infrastructure and energy sector, despite uncertainties in the short and medium term.

BBVA also continued to demonstrate its leading position in green finance, as one of the most active financial institutions in the green bond and green loan markets. BBVA believes and is committed to this growing financing market, so it is opening up the range of “green and sustainable” financing products for its customers (bonds, loans, credit facilities, project finance, etc.).

•	Cumulative operating expenses declined by 2.2% compared to the same period in 2016. The keys to this figure continued to be a slowdown in the growth of personnel and discretionary expenses, and the increase in costs associated with the investment plan in technology.

•	Lastly, it is worth noting the lower impairment losses on financial assets with respect to 2016 (when there were increased provisions arising from the downgrades in the ratings of some oil & gas companies in the United States, above all during the first three months of the year).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2018	By:	/s/ María Angeles Peláez Morón
	Name:	María Angeles Peláez Morón

	Title:	Authorized representative